Exhibit 2.1

EXECUTION VERSION

MERGER AGREEMENT

AMONG

STERICYCLE, INC.

(BUYER),

SAMW ACQUISITION CORP.

(TRANSITORY SUBSIDIARY),

HEALTHCARE WASTE SOLUTIONS, INC.

(TARGET),

AND

JOSEPH MAYERNIK

(SHAREHOLDER REPRESENTATIVE)

SEPTEMBER 24, 2010

TABLE OF CONTENTS

§1.	Definitions	1

§2.	Basic Transaction	8
	(a) Merger	8
	(b) Closing	8
	(c) Actions at Closing	8
	(d) Effect of Merger	10
	(e) Procedure for Payment	11
	(f) Closing of Transfer Records	11
	(g) Stock Incentive Plan Termination	12

§3.	Target’s Representations and Warranties	12
	(a) Organization, Qualification, and Corporate Power	12
	(b) Capitalization	12
	(c) Authorization of Transaction	12
	(d) Non-contravention	12
	(e) Brokers’ Fees	13
	(f) Title to Tangible Assets	13
	(g) Subsidiaries	13
	(h) Financial Statements	13
	(i) Undisclosed Liabilities	14
	(j) Absence of Certain Changes	14
	(k) Legal Compliance	15
	(l) Tax Matters	16
	(m) Real Property	16
	(n) Intellectual Property	18
	(o) Material Contracts	18
	(p) Powers of Attorney	20
	(q) Litigation	20
	(r) Employee Benefits; Employment Agreements	20
	(s) Employees	21
	(t) Environmental, Health, and Safety Matters	22
	(u) Customers and Vendors	23
	(v) Licenses and Permits	23
	(w) Affiliate Transactions	23
	(x) Insurance	23
	(y) Accounts Receivable	24
	(z) Disclaimer of Other Representations and Warranties	24

§4.	Buyer’s and Transitory Subsidiary’s Representations and Warranties	24
	(a) Organization	24
	(b) Authorization of Transaction	24
	(c) Non-contravention	25
	(d) Brokers’ Fees	25
	(e) Financial Ability	25
	(f) Independent Investigation, No Other Representation or Warranties of the Stockholders of Target	25

§5.	Covenants	26
	(a) General	26
	(b) Notices and Consents	26
	(c) Regulatory Matters and Approvals	26
	(d) Operation of Business	27
	(e) Full Access	28
	(f) Updates to Schedules	28
	(g) Exclusivity	29

	(h) Insurance and Indemnification	29
	(i) Expenses	29
	(j) Payment of Bonus and Change in Control Payments	30
	(k) Certain Tax Matters	30
	(l) Employee Compensation and Benefits	31
	(m) Rehrig Healthcare Systems	32
	(n) Matthews Incinerator	32

§6.	Conditions to Obligation to Close	33
	(a) Conditions to Buyer and Transitory Subsidiary’s Obligation	33
	(b) Conditions to Target’s Obligation	34

§7.	Termination	35
	(a) Termination of Agreement	35
	(b) Effect of Termination	36

§8.	Survival; Indemnification; Shareholder Representative	36
	(a) Survival of Representations and Warranties	36
	(b) Indemnification	36
	(c) Net	37
	(d) Escrow Fund	37
	(e) Escrow Period; Distribution upon Termination of Escrow Periods	37
	(f) Limitation on Buyer Indemnification Claims	38
	(g) Procedure for Indemnification	38
	(h) Subrogation	40
	(i) Fees	40
	(j) Shareholder Representative	41
	(k) Authorization	42
	(l) Reasonable Reliance	42
	(m) Orders	43
	(n) Expenses of the Shareholder Representative	43
	(o) Irrevocable Appointment	43
	(p) Treatment of Indemnity Payments	43
	(q) Remedies Exclusive	43

§9.	Miscellaneous	44
	(a) Press Releases and Public Announcements	44
	(b) No Third-Party Beneficiaries	44
	(c) Entire Agreement	44
	(d) Succession and Assignment	44
	(e) Counterparts	44
	(f) Headings	44
	(g) Notices	44
	(h) Governing Law; Forum; Waiver of Jury Trial	45
	(i) Amendments and Waivers	46
	(j) Severability	46
	(k) Construction	46
	(l) Incorporation of Exhibits and Schedules	46

Exhibit A—Financial Statements

Exhibit B—Forms of Noncompetition Agreement

Disclosure Schedule—Exceptions to Representations and Warranties

MERGER AGREEMENT

This Merger Agreement (this “Agreement”) is entered into as of September 24, 2010 (the “Execution Date”), by and among STERICYCLE, INC., a Delaware corporation (“Buyer”), SAMW Acquisition Corp., a Delaware corporation and a wholly owned Subsidiary of Buyer (“Transitory Subsidiary”), and HEALTHCARE WASTE SOLUTIONS, INC., a Delaware corporation (“Target”). Buyer, Transitory Subsidiary, and Target are herein each a “Party” and, collectively, the “Parties.” Shareholder Representative (defined herein) is also a party to this Agreement solely in his or its capacity as agent for the Stockholders and In the Money Optionholders (defined herein).

This Agreement contemplates a transaction in which Buyer will acquire all of Target’s outstanding stock for cash through a reverse subsidiary merger of Transitory Subsidiary with and into Target. This Agreement, and the merger of Transitory Subsidiary with and into Target pursuant to this Agreement, have been approved by the respective boards of directors of Target, Buyer and Transitory Subsidiary.

Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows.

§1. Definitions.

“Additional Capital Gains Tax” means the additional tax on long-term capital gains that the Stockholders incur in connection with the Merger if Closing occurs after December 31, 2010 and there has been a change in the applicable federal tax rate on long-term capital gains from the rate applicable in 2010.

“Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

“Agreement” has the meaning set forth in the preface.

“Authorizations” has the meaning set forth in §3(v).

“Bonus Payments” has the meaning set forth in §2(c)(iv)(C).

“Business Units” means the respective businesses conducted by Target and the following Subsidiaries of Target: HWS Resource Management, Inc.; Healthcare Waste Solutions of Pennsylvania, LLC; Healthcare Waste Solutions of Kentucky, Inc.; Healthcare Waste Solutions of Florida, LLC; NYESC Acquisition Corp.; Medwaste Management, Inc. of New England; New York Environmental Services Corp.; NYESC Leasing Corp.; and BMWNC, Inc.

“Buyer” has the meaning set forth in the preface.

“Buyer Indemnified Party” has the meaning set forth in §8(b).

“Certificate of Merger” has the meaning set forth in §2(c).

“Change of Control Payments” has the meaning set forth in §2(c)(iv)(C).

“Closing” has the meaning set forth in §2(b).

“Closing Date” has the meaning set forth in §2(b).

“Closing Merger Consideration” means the Net Merger Consideration less the Escrow Amount.

“Closing Merger Consideration Payment Schedule” means the payment schedule delivered by Target to Buyer pursuant to §2(e).

“Closing Tax Benefit” means forty percent (40%) of the sum of the total payments hereunder to holders of In the Money Options.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means any share of the common stock, $.001 par value per share, of Target issued and outstanding as of the Effective Time.

“Common Stock Deemed Outstanding” means the number of shares of Common Stock outstanding immediately prior to the Effective Time, including the shares of Common Stock underlying In the Money Options.

“Common Stockholder” means any Person who or that holds any Common Stock.

“Common Value Per Share” means an aggregate amount in respect of each outstanding share of Common Stock equal to: (a) the sum of (i) the Net Merger Consideration plus (ii) the Option Cashless Exercise Adjustment less (iii) the aggregate Preferred Stock Value Per Share in respect of all outstanding shares of Preferred Stock; divided by (b) the total number of shares of Target Common Stock Deemed Outstanding at the Effective Time.

“Confidential Information” means any information concerning the business and affairs of Target and its Subsidiaries that is not already generally available to the public.

“Contracts” has the meaning set forth in §3(o).

“Delaware General Corporation Law” means the General Corporation Law of the State of Delaware, as amended.

“Disclosure Schedule” has the meaning set forth in §3.

“Disclosure Supplement” has the meaning set forth in §5(f).

“Dissenting Share(s)” means any Common Stock held of record by any stockholder who or that has exercised his, her, or its appraisal rights under the Delaware General Corporation Law.

“Effective Time” has the meaning set forth in §2(d).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Escrow Agent” means BNY Mellon, N.A.

“Escrow Agreement” means the Escrow Agreement, in the form mutually agreed to by the Parties and the Escrow Agent, which is executed by Buyer, Surviving Corporation, the Shareholder Representative and the Escrow Agent on the Closing Date, as contemplated by this Agreement.

“Escrow Amount” means $10,000,000.

“Escrow Fund” has the meaning set forth in §8(d).

“Escrow Period” has the meaning set forth in §8(e).

“Escrow Schedule” has the meaning set forth in §8(d).

“Execution Date” has the meaning set forth in the preface above.

“Financial Statements” has the meaning set forth in §3(h).

“GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied.

“Governmental Authority” means any: (i) federal, state, local or foreign government, court, tribunal, administrative agency or department, (ii) any other governmental, government appointed or regulatory authority or (iii) quasi-governmental authority exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

“Government Antitrust Authority” means and includes the Federal Trade Commission, the Antitrust Division of the United States Department of Justice and the attorney general or other counterpart of any state.

“Hart-Scott-Rodino Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“In the Money Option” means a vested option to acquire Common Stock in the Target, which, if exercised prior to (or upon) the Effective Time, would have an exercise price per share less than the Common Value Per Share, calculated iteratively, and assuming each such Target vested option with the same exercise price is exercised simultaneously.

“Indemnified Party” means and includes a Buyer Indemnified Party and/or a Seller Indemnified Party, as applicable.

“Indemnifying Party” has the meaning set forth in §8(g)(3).

“In the Money Optionholder” means a holder of an In the Money Option.

“Knowledge” means the actual knowledge of Joseph Mayernik, Geoffrey Mayernik, Lewis G. Renfro or Kenneth W. Mai, as it relates to Target and/or any Subsidiary, and any officer or director of Buyer or Transitory Subsidiary, as it relates to Buyer and/or Transitory Subsidiary, in each case without independent investigation.

“Lien(s)” means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) liens for taxes not yet due and payable or for taxes that the taxpayer is contesting in good faith through appropriate proceedings, (b) purchase money liens and liens securing rental payments under capital lease arrangements, and (c) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

“LLC Dissolution Payments” has the meaning set forth in §5(m).

“Loss(es)” has the meaning set forth in §8(b).

“Material Adverse Effect” or “Material Adverse Change” means any effect or change that could reasonably be expected to be materially adverse to the business, assets, financial condition, operating results or operations of Target and its Subsidiaries, taken as a whole, or to the ability of any Party to consummate timely the transactions contemplated hereby; provided that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect or Material Adverse Change: (a) any adverse change, event, development, or effect arising from or relating to (1) general business or economic conditions, including such conditions related to the business of Target and its Subsidiaries, (2) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (3) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (4) changes in United States generally accepted accounting principles, (5) changes in laws, rules, regulations, orders, or other binding directives issued by any governmental entity, or (6) the taking of any action or the effect of the transactions contemplated by this Agreement and the other agreements contemplated hereby (provided that, in the case of clauses (1)-(5), the effect on Target and its Subsidiaries is not disproportionate to the effect on other companies that collect, transport, treat and dispose of medical waste), (b) any existing event, occurrence, or circumstance with respect to which Buyer has knowledge as of the date of this Agreement, (c) the failure of the Target or any Subsidiary of Target to achieve any financial projections or budget, and (d) any adverse change in or effect on the business of Target and its Subsidiaries that is cured in all material respects (including all financial settlements) by Target before the earlier of (1) the

Closing Date and (2) the date on which this Agreement is terminated pursuant to §7. An adverse change or effect does not have to be a long-term adverse change or effect, measured in years, to constitute a Material Adverse Change or a Material Adverse Effect; a short-term adverse change or effect, measured in months, may constitute a Material Adverse Change or Material Adverse Effect.

“Material Contracts” has the meaning set forth in §3(o).

“Material Customer Contracts” has the meaning set forth in §3(u).

“Material Vendor Contracts” has the meaning set forth in §3(u).

“Merger” has the meaning set forth in §2(a).

“Merger Consideration” means (i) $245,000,000 if Closing occurs on or before December 31, 2010 or (ii) $245,000,000 plus the smaller of (A) the Additional Capital Gains Tax or (B) $6,000,000 if Closing occurs after December 31, 2010.

“Most Recent Balance Sheet” has the meaning set forth in §3(h).

“Most Recent Financial Statements” has the meaning set forth in §3(h).

“Most Recent Fiscal Month End” has the meaning set forth in §3(h).

“Net Merger Consideration” means the Total Merger Consideration less the sum of the amounts paid in accordance with §§ 2(c)(iv)(A)-(F).

“New Matter” has the meaning set forth in §5(f).

“Objection Notice” has the meaning set forth in §8(g).

“Officer’s Certificate” has the meaning set forth in §8(g).

“Option Cashless Exercise Adjustment” means the sum of the exercise prices per share of each In the Money Option.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

“Outside Date” means the date nine months after the Execution Date.

“Party” has the meaning set forth in the preface.

“Paying Agent” has the meaning set forth in §2(e).

“Paying Agent Agreement” means the Paying Agent Agreement, in the form mutually agreed to by the Parties, which is executed by Buyer, Surviving Corporation, the Shareholder Representative and the Paying Agent on or prior to the Closing Date, as contemplated by this Agreement.

“Permitted Lien(s)” means with respect to each parcel of owned real property: (a) real estate taxes, assessments and other governmental levies, fees, or charges imposed that are (i) not due and payable as of the Closing Date or (ii) being contested by appropriate proceedings; (b) mechanics’ liens and similar liens for labor, materials, or supplies provided with respect to such owned real property incurred in the Ordinary Course of Business for amounts that are (i) not delinquent and that would not, in the aggregate, have a Material Adverse Effect or (ii) being contested by appropriate proceedings; (c) zoning, building codes, and other land use laws regulating the use or occupancy of such owned real property or the activities conducted thereon that are imposed by any governmental authority having jurisdiction over such owned real property; (d) liens for any financing secured by such owned real property; (e) easements, covenants, conditions, restrictions and other similar matters affecting title to such owned real property and other encroachments and title and survey defects, all of which do not or would not materially impair the use or occupancy of such owned real property in the operation of the business of Target and its Subsidiaries taken as a whole; and (f) liens securing indebtedness for borrowed money.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity, or a governmental entity (or any department, agency, or political subdivision thereof).

“Preferred Stock” means any Series A Convertible Redeemable Preferred Stock, par value $.001 per share, of Target.

“Preferred Stockholder” means any Person who or that holds Preferred Stock.

“Preferred Value Per Share” means an aggregate amount in respect of each outstanding share of Series A Preferred Stock equal to the greatest of (i) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock, pursuant to Section 5 of the Amendment to Certificate of Incorporation of Target filed with the Secretary of the State of the State of Delaware on July 27, 2007, immediately prior to the Merger, (ii) two times the Original Series A Preferred Purchase Price, and (iii) the Original Series A Preferred Purchase Price plus all accrued and unpaid dividends thereon (including all dividends that were previously added to the Base Amount of such share). (Capitalized terms used in this definition not otherwise defined in this Agreement shall have the meanings ascribed to them in the Amendment to the Certificate of Incorporation of Healthcare Waste Solutions, Inc. filed with the Secretary of State of the state of Delaware on July 27, 2007). Preferred Value Per Share shall include an amount with respect to each share of Series A Preferred Stock equal to the accrued and unpaid dividends to which such Series A Preferred Stock is entitled.

“Pro Rata Escrow Portion” means, with respect to each Stockholder and In the Money Optionholder, the product determined by multiplying the Escrow Amount by a fraction, (i) the numerator of which is the Stockholder’s or In the Money Optionholder’s number of shares of Common Stock Deemed Outstanding immediately prior to the Effective Time, and (ii) the denominator of which is the total number of shares of Common Stock Deemed Outstanding immediately prior to the Effective Time (excluding any Dissenting Shares).

“Prior Service” has the meaning set forth in §5(l).

“Reimbursable Portion” has the meaning set forth in §5(k)(iii).

“Requisite Stockholder Approval” means (a) the affirmative vote of the holders of a majority of the Common Stock and Preferred Stock, voting as a single class in favor of this Agreement and the Merger; and (b) the affirmative vote of the holders of a majority of the Preferred Stock voting separately in favor of this Agreement and the Merger.

“SEC” means the Securities and Exchange Commission.

“Second Request” has the meaning set forth in §5(c)(ii).

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Seller Indemnified Party” has the meaning set forth in §8(b).

“Shareholder Representative” has the meaning set forth in §8(j).

“Shareholder Representative Expenses” has the meaning set forth in §8(j).

“Special Meeting” has the meaning set forth in §5(c)(i).

“Stockholders” means and shall include all holders of Preferred Stock and Common Stock.

“Straddle Period” has the meaning set forth in §5(k)(iii).

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (ii) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons owns a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be or control any managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary. For purposes of Target’s representations and warranties in §3, the term “Subsidiary” shall include Healthcare MGMT. Waste Corp. as of the Closing Date.

“Survival Date” has the meaning set forth in §8(a)(i).

“Surviving Corporation” has the meaning set forth in §2(a).

“Target” has the meaning set forth in the preface.

“Target HSR Fees” has the meaning set forth in §5(i).

“Target Indebtedness” means Target’s and its Subsidiaries’ indebtedness and other obligations for borrowed money and the aggregate amount of their capitalized leases in excess of $900,000, together with all accrued interest.

“Third Party Claim” has the meaning set forth in §8(g).

“Third Party Expenses” has the meaning set forth in §5(i). Third Party Expenses do not include Target HSR Fees.

“Total Merger Consideration” means the sum of the Merger Consideration plus an amount equal to the Closing Tax Benefit.

“Transitory Subsidiary” has the meaning set forth in the preface.

§2. Basic Transaction.

(a) Merger. On and subject to the terms and conditions of this Agreement, at the Effective Time, Transitory Subsidiary will merge with and into Target (the “Merger”). Target shall be the corporation surviving the Merger (the “Surviving Corporation”).

(b) Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Choate, Hall & Stewart LLP, in Boston, Massachusetts, or by conference call and electronic transfer of documents with exchange of original signatures by overnight mail, commencing at 9:00 a.m. local time on the second business day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as the Parties may mutually determine (the “Closing Date”).

(c) Actions at Closing. At the Closing:

(i) Target will deliver to Buyer and Transitory Subsidiary the various certificates, instruments, and documents referred to in §6(a),

(ii) Buyer and Transitory Subsidiary will deliver to Target the various certificates, instruments, and documents referred to in §6(b),

(iii) Target and Transitory Subsidiary will file with the Secretary of State of the State of Delaware a Certificate of Merger in the form mutually agreed to by the Parties (the “Certificate of Merger”),

(iv) Buyer will pay, or cause to be paid, or retain as specified below from the Merger Consideration the following amounts:

(A) Buyer will pay to the lenders and other holders of Target Indebtedness an amount sufficient to satisfy in full the Target Indebtedness as of the Closing Date (or, in Buyer’s discretion but with the agreement of the lender or holder, Buyer may assume the Target Indebtedness to such lender or holder, in which case Buyer may retain an amount equal to such indebtedness);

(B) Buyer will cause Surviving Corporation to pay the Third Party Expenses set forth on the Statement of Expenses;

(C) Buyer will cause Surviving Corporation to pay the bonus payments to eligible employees payable at Closing as shown in the “Bonus” column under “Amount” in the schedule of bonus payments and change of control payments disclosed in §3(o)(i) of the Disclosure Schedule (the “Bonus Payments”), and shall retain a portion of the Merger Consideration equal to the aggregate change of control payments payable to eligible employees as shown in the “Change of Control” column under “Amount” in the schedule of bonus payments and change of control payments (the “Change of Control Payments”), subject to payment of the Change of Control Payments to eligible employees and payment of any remaining balance to the Shareholder Representative as provided in §5(j);

(D) Buyer will pay to Joseph Mayernik the purchase price for all of the issued and outstanding capital stock of Healthcare MGMT. Waste Corp. set forth in the assignment agreement referred to in §6(a)(ix);

(E) Buyer will retain from the Merger Consideration an amount equal to (i) the LLC Dissolution Payments less (ii) an amount equal to the credit by Buyer described in §5(m).

(F) Buyer will retain from the Merger Consideration an amount equal to the Net Merger Consideration otherwise payable to the Stockholders holding Dissenting Shares;

(G) Buyer will cause Surviving Corporation to pay over to the Escrow Agent the Escrow Amount; and

(H) Buyer will cause the Surviving Corporation to deliver the Closing Merger Consideration to the Paying Agent in the manner provided below in §2(e).

All payments to be made, or caused to be made, by Buyer under this §2(c)(iv) shall be paid on the Closing Date in cash in immediately available funds.

(v) On or prior to the Closing Date, the Parties will determine an allocation of the Total Merger Consideration amongst the Target and the Subsidiaries.

(d) Effect of Merger.

(i) General. The Merger shall become effective at the time (the “Effective Time”) Target and Transitory Subsidiary duly file the Certificate of Merger with the Secretary of State of the State of Delaware. The Merger shall have the effect set forth in the Delaware General Corporation Law. Surviving Corporation may, at any time after the Effective Time, take any action (including executing and delivering any document) in the name and on behalf of either Target or Transitory Subsidiary in order to carry out and effectuate the transactions contemplated by this Agreement.

(ii) Certificate of Incorporation. The certificate of incorporation of Surviving Corporation shall be amended and restated at and as of the Effective Time to read as did the certificate of incorporation of Transitory Subsidiary immediately prior to the Effective Time (except that the name of Surviving Corporation will remain unchanged).

(iii) Bylaws. The bylaws of Surviving Corporation shall be amended and restated at and as of the Effective Time to read as did the bylaws of Transitory Subsidiary immediately prior to the Effective Time (except that the name of Surviving Corporation will remain unchanged).

(iv) Directors and Officers. The directors and officers of Transitory Subsidiary shall become the directors and officers of Surviving Corporation at and as of the Effective Time (retaining their respective positions and terms of office).

(v) Conversion of Stock and In the Money Options. At and as of the Effective Time, (A) each share of Preferred Stock shall be converted into the right to receive the Preferred Value Per Share and each share of Common Stock (other than the Dissenting Shares) shall be converted into the right to receive the Common Value Per Share, (B) each In the Money Option shall be converted into the right to receive an amount equal to the Common Value Per Share less the exercise price for such In the Money Option (provided that any payment to an In the Money Optionholder shall be subject to withholding of amounts required by applicable law), and (C) each Dissenting Share shall be converted into the right to receive payment from Surviving Corporation with respect thereto in accordance with the provisions of the Delaware General Corporation Law; provided, however, that the Closing Merger Consideration shall be subject to equitable adjustment in the event of any stock split, stock dividend, reverse stock split, or other change in the number of Common Stock Deemed Outstanding. No Preferred Stock or Common Stock shall be deemed to be outstanding or to have any rights other than those set forth above in this §2(d)(v) after the Effective Time. Each distribution made to a Stockholder and an In the Money Optionholder shall be reduced, respectively, by each such Stockholder’s and each such In the Money Optionholder’s Pro Rata Escrow Portion.

(vi) Conversion of Transitory Subsidiary’s Capital Stock. At and as of the Effective Time, each share of Transitory Subsidiary’s common stock, $0.01 par value per share, shall be converted into one share of Surviving Corporation’s common stock, $0.01 par value per share.

(e) Procedure for Payment.

(i) On or prior to the Closing Date, Buyer, the Shareholder Representative and the Paying Agent shall enter into the Paying Agent Agreement.

(ii) Immediately after the Effective Time,

(A) Buyer will cause Surviving Corporation to furnish to BNY Mellon, N.A. (the “Paying Agent”) the Closing Merger Consideration, the payment of which by the Paying Agent shall be made pursuant to a Closing Merger Consideration Payment Schedule delivered by Target to Buyer prior to the Closing and

(B) Buyer will cause the Paying Agent to mail a letter of transmittal (with instructions for its use), in the form mutually agreed to by the Parties, to each record holder of outstanding Preferred Stock and Common Stock (other than holders of Dissenting Shares), which each such holder shall submit as a condition to each such holder’s receipt of his, her, or its portion of the Closing Merger Consideration and which shall be used in surrendering the certificates that represented his, her, or its Preferred Stock or Common Stock against payment of the Stockholder’s portion of the Closing Merger Consideration and payment of such Stockholder’s portion of the Escrow Amount from the Escrow Fund (when payable) in accordance with this Agreement.

(iii) Buyer may cause the Paying Agent to invest the Closing Merger Consideration cash in one or more of the permitted investments; provided, however, that the terms and conditions of the investments shall be such as to permit the Paying Agent to make prompt payment of the Closing Merger Consideration as necessary. Buyer may cause the Paying Agent to pay over to Surviving Corporation any net earnings with respect to the investments, and Buyer will cause Surviving Corporation to replace promptly any portion of the Closing Merger Consideration that the Paying Agent loses through investments.

(iv) Buyer may cause the Paying Agent to pay over to Surviving Corporation any portion of the Closing Merger Consideration (including any earnings thereon) remaining 180 days after the Effective Time, and thereafter all former Stockholders shall be entitled to look to Surviving Corporation (subject to abandoned property, escheat, and other similar laws) as general creditors thereof with respect to the cash payable upon surrender of their certificates.

(v) Buyer shall cause Surviving Corporation to pay all charges and expenses of the Paying Agent.

(f) Closing of Transfer Records. After the close of business on the Closing Date, transfers of Preferred Stock and Common Stock outstanding prior to the Effective Time shall not be made on the stock transfer books of Surviving Corporation.

(g) Stock Incentive Plan Termination. Immediately prior to the Effective Time, (i) Target shall terminate the XYZ, Inc. 2006 Stock Incentive Plan and thereby cause each In the Money Option to be converted into the right to receive the Common Value Per Share less the total exercise price relating to each such In the Money Option converted and (ii) Target shall cause each other outstanding option to acquire shares of Target’s Common or Preferred Stock to be canceled, without conversion or payment of any consideration.

§3. Target’s Representations and Warranties Target represents and warrants to Buyer and Transitory Subsidiary that the statements contained in this §3 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this §3), except as set forth in the disclosure schedule accompanying this Agreement and initialed by the Parties (the “Disclosure Schedule”). The Disclosure Schedule is arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this §3.

(a) Organization, Qualification, and Corporate Power. Except as set forth on §3(a) of the Disclosure Schedule, each of Target and its Subsidiaries is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. Each of Target and its Subsidiaries is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the lack of such qualification would not have a Material Adverse Effect. Each of Target and its Subsidiaries has full corporate power and authority to carry on the business in which it is engaged and to own and use the properties owned and used by it.

(b) Capitalization. The entire authorized capital stock of Target consists of 30,000,000 shares of Common Stock, of which 10,000,000 shares of Common Stock are issued and outstanding and 3,351,182 shares of Preferred Stock, of which 3,335,667 shares of Preferred Stock are issued and outstanding. All of the issued and outstanding Preferred Stock and Common Stock have been duly authorized and are validly issued, fully paid, and non-assessable. Except as set forth on §3(b) of the Disclosure Schedule, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Target to issue, sell, or otherwise cause to become outstanding any of its capital stock. There is no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to Target.

(c) Authorization of Transaction. Target has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder, subject to the Requisite Stockholder Approval. This Agreement constitutes the valid and legally binding obligation of Target, enforceable against it in accordance with its terms and conditions.

(d) Non-contravention. Except as set forth in §3(d) of the Disclosure Schedule, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Target or any of its Subsidiaries is subject or any provision of the charter or bylaws of Target or any of its Subsidiaries or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any Material Contract or any Material Customer Contract. Other than in connection with the provisions of the Hart-Scott-Rodino Act, the Delaware General Corporation Law, the Securities Exchange Act, the Securities Act, state securities laws, the New York City Business Integrity Commission and any other state agency regulating the conduct of the business of Target in any other state in which Target does business, neither Target nor any of its Subsidiaries needs to give any notice to, make any filing with, or obtain any material authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement.

(e) Brokers’ Fees. Except as set forth on §3(e) of the Disclosure Schedule, none of Target and its Subsidiaries has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

(f) Title to Assets. Target and its Subsidiaries have good and marketable title to, or a valid leasehold interest in, all of the assets they use regularly in the conduct of their businesses except for Permitted Liens, Liens incurred in the ordinary course of the Target’s business, or Liens reflected on the applicable Financial Statements.

(g) Subsidiaries. §3(g) of the Disclosure Schedule sets forth for each Subsidiary of Target (i) its name and jurisdiction of incorporation, (ii) the number of shares of authorized capital stock of each class of its capital stock, (iii) the number of issued and outstanding shares of each class of its capital stock, the names of the holders thereof, and the number of shares held by each such holder, and (iv) the number of shares of its capital stock held in treasury. All of the issued and outstanding shares of capital stock of each Subsidiary of Target have been duly authorized and are validly issued, fully paid, and nonassessable. One of Target and its Subsidiaries holds of record and owns beneficially all of the outstanding shares of each Subsidiary of Target. Except for the Subsidiaries set forth in §3(g) of the Disclosure Schedule, neither Target nor any of its Subsidiaries owns or has any right to acquire, directly or indirectly, any outstanding capital stock of, or other equity interests in, any Person.

(h) Financial Statements. Attached hereto as Exhibit A are the following financial statements (collectively the “Financial Statements”): (i) audited consolidated balance sheets and statements of income, changes in stockholders’ equity, and cash flow as of and for the fiscal years ended December 31, 2009, December 31, 2008 and December 31, 2007 for Target and its Subsidiaries; and (ii) unaudited consolidated balance sheets and statements of income (the “Most Recent Financial Statements,” and the balance sheet included in the Most Recent Financial Statements, the “Most Recent Balance Sheet”) as of and for the seven months ended July 31, 2010 (the “Most Recent Fiscal Month End”) for Target and its Subsidiaries, except that the Financial Statements for Healthcare MGMT. Waste Corp. are provided on an stand alone and not on a consolidated basis. The Financial Statements (including the notes thereto) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby and present fairly, in all material respects, the financial condition of Target and its Subsidiaries as of such dates and the results of operations of Target and its Subsidiaries for such periods; provided, however, that the Most Recent Financial Statements are subject to normal year-end adjustments and lack footnotes and other presentation items.

(i) Undisclosed Liabilities. Neither Target nor its Subsidiaries have any liabilities except for (i) liabilities reflected or reserved against on the Most Recent Balance Sheet (including the notes thereto), (ii) liabilities that have arisen after the Most Recent Fiscal Month End in the Ordinary Course of Business and (iii) liabilities disclosed in the Disclosure Schedule or described or referred to in this Agreement.

(j) Absence of Certain Changes. Since January 1, 2010, each of Target and its Subsidiaries has conducted its business in the Ordinary Course of Business and, except as and to the extent set forth on §3(j) of the Disclosure Schedule or the transactions contemplated by this Agreement, neither Target nor any of its Subsidiaries has:

(i) to the Knowledge of Target, suffered any Material Adverse Effect;

(ii) except those incurred in the Ordinary Course of Business, incurred any indebtedness for borrowed money (A) individually exceeding $100,000 (counting all periodic installments or payments under any such indebtedness as a single obligation or liability) or (B) exceeding $250,000 in the aggregate;

(iii) paid any amount in respect of indebtedness for borrowed money, except for regularly scheduled payments of principal and interest that were required in accordance with the express terms thereof;

(iv) subject to §3(j)(iii), paid, discharged or satisfied any claim or liability (whether absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities and obligations in the Ordinary Course of Business;

(v) caused, permitted or allowed any of its property or assets (real, personal or mixed, tangible or intangible) to be subjected to any Lien, other than Permitted Liens;

(vi) written-off as uncollectible any notes or accounts receivable, except for write-offs in the Ordinary Course of Business which together do not exceed $250,000 in the aggregate, or experienced any material increase or change in any underlying assumption or method used in calculating any bad debt, contingency or other reserve, except as required by law or GAAP;

(vii) canceled any debts or waived or allowed to lapse any claims or rights of material value, or sold, transferred or otherwise disposed of any of its tangible properties or assets, except in the Ordinary Course of Business;

(viii) disposed of or allowed to lapse any right to use any domain name, web address or item of intellectual property or disclosed to any Person (other than an officer, director or employee of Target or a Person whose subsequent disclosure is limited by the terms of a confidentiality or non-disclosure agreement with Target or one of its Subsidiaries) any trade secret, formula, process or know-how or any other confidential information relating to Target, other than in the Ordinary Course of Business;

(ix) granted any increase in the compensation (including any increase pursuant to any employee benefit plan) payable or to become payable to any officer or employee other than in the Ordinary Course of Business, and no such increase is required by any agreement or understanding;

(x) made any single capital expenditure or commitment in excess of $100,000 for additions to property, plant, equipment or intangible assets or made aggregate capital expenditures or commitments in excess of $100,000 for additions to property, plant, equipment and/or intangible assets;

(xi) issued, granted, redeemed or repurchased any shares of its capital stock or any options, warrants or other rights to acquire any of its capital stock, or declared, paid or set aside for payment any dividend or other distribution in respect of any of its capital stock;

(xii) made any change in any of its methods of accounting or accounting practices or principles except as required by law;

(xiii) except for employee compensation and benefits and director fees paid in the Ordinary Course of Business, paid, loaned or advanced any amount, or sold, transferred or leased any properties or assets (real, personal or mixed, tangible or intangible) to, or entered into any agreement or arrangement with, any of its officers, directors or employees or any Stockholder or, to Target’s Knowledge, any Affiliate of any of Target’s officers, directors or employees or of any Stockholder other than in the Ordinary Course of Business;

(xiv) acquired any assets or properties other than in the Ordinary Course of its Business;

(xv) other than in the Ordinary Course of Business, changed its pricing, discount, allowance or return policies or granted any pricing, discount, allowance or return terms for any customer or supplier not in accordance with such policies;

(xvi) amended its organizational documents;

(xvii) suffered any damage, destruction or loss of any asset or property (other than as is covered by insurance) materially and adversely affecting its assets, properties, financial condition, operating results, prospects or business; or

(xviii) agreed, in writing or otherwise, to take any action described in this Section 3(j).

(k) Legal Compliance. Except as set forth in §3(k) of the Disclosure Schedule,

(i) Target and its Subsidiaries have complied with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state, local, and foreign Governmental Authorities (and all agencies thereof), except where the failure to comply would not have a Material Adverse Effect.

(ii) Since January 1, 2008, to the Knowledge of Target, no event has occurred or circumstance exists that, with or without notice or the passage of time or both, could (i) constitute or result in Target’s or any of its Subsidiaries’ violation of or their failure to comply with, in a material respect, any law or order or (ii) give rise to any legal obligation of the Target or any of its Subsidiaries to undertake or bear all or any portion of the cost of any remedial or corrective action of any kind except where it would not have a Material Adverse Effect.

(iii) Since January 1, 2008, neither Target nor any of its Subsidiaries has received written notice from any Governmental Authority or other Person regarding (i) their actual, alleged or potential violation of or failure to comply with any applicable law or order or (ii) their actual, alleged or potential obligation to undertake or bear all or any portion of the cost of any remedial or corrective action of any kind.

(l) Tax Matters.

(i) Each of Target and its Subsidiaries has filed all federal, state and local income and other tax returns that it was required to file, and has paid all taxes shown thereon as owing, except where the failure to file tax returns or to pay taxes would not have a Material Adverse Effect.

(ii) §3(l) of the Disclosure Schedule lists all tax returns filed with respect to any of Target and its Subsidiaries for taxable periods ended on or after December 31, 2007, indicates those tax returns that have been audited, and indicates those tax returns that currently are the subject of audit. Target has delivered to Buyer correct and complete copies of all tax returns, examination reports, and statements of deficiencies assessed against or agreed to by any of Target and its Subsidiaries since December 31, 2007.

(iii) None of Target and its Subsidiaries has waived any statute of limitations in respect of income taxes or agreed to any extension of time with respect to an income tax assessment or deficiency.

(iv) None of Target and its Subsidiaries is a party to any income tax allocation or sharing agreement.

(v) Each of Target and its Subsidiaries has withheld and paid to the proper Governmental Authority all taxes that they were required to withhold and pay in respect of compensation or other amounts paid to any employee or independent contractor.

(m) Real Property.

(i) §3(m)(i) of the Disclosure Schedule sets forth the address and description of each parcel of owned real property. With respect to each parcel of owned real property, and except for matters that would not have a Material Adverse Effect or as set forth in §3(m)(i) of the Disclosure Schedule:

(A) Target or one of its Subsidiaries has good and marketable fee simple title, free and clear of all Liens, except Permitted Liens;

(B) except as set forth in §3(m)(i)(B) of the Disclosure Schedule, none of Target or its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy such owned real property or any portion thereof;

(C) there are no outstanding options, rights of first offer or rights of first refusal to purchase such owned real property or any portion thereof or interest therein;

(D) to the Knowledge of Target, the current use of the owned real property does not violate any applicable law, order or permit and Target or one of its Subsidiaries has obtained all material permits required for the property’s current use; and

(E) the owned real property (i) is now and will be at the time of Closing in operating condition and repair for its current use, subject to customary wear and tear, (ii) to the Knowledge of Target, is structurally sound and free of defects, with no material alterations or repairs required under any applicable law, order or permit, and (iii) is supplied with adequate utilities and other services necessary for the current use of the property.

(ii) §3(m)(ii) of the Disclosure Schedule sets forth the address of each parcel of leased real property, and a true and complete list of all leases for each such parcel of leased real property. Target has delivered to Buyer a true and complete copy of each such lease document.

With respect to each leased property, and except as set forth in §3(m)(ii) of the Disclosure Schedule:

(A) Target or its Subsidiary as tenant has a good and valid leasehold interest in the leased property free and clear of any Liens except for (i) Permitted Liens and (ii) easements, covenants and other encumbrances and restrictions of record that do not materially impair the current use of the leased property;

(B) to the Knowledge of Target, the current use of the leased property does not violate any applicable law, order or permit, the tenant has obtained all material permits required for such property’s current use, and the tenant has not assigned or subleased its leasehold interest;

(C) to the Knowledge of Target, no party to a real property lease has defaulted on any obligation pursuant to the lease, each real property lease is in full force and effect, and no party has received written notice from another party to a real property lease or from any third party asserting a violation of or default under any provision of the lease; and

(D) the real property subject to the lease (i) is now and will be at the time of Closing in operating condition and repair for its current use, subject to customary wear and tear, (ii) to the Knowledge of Target, is structurally sound and free of defects, with no material alterations or repairs required under the lease or any applicable law, order or permit, and (iii) is supplied with adequate utilities and other services necessary for the current use of the property.

(n) Intellectual Property. §3(n) of the Disclosure Schedule identifies each patent or registration that has been issued to Target or any of its Subsidiaries with respect to any of its intellectual property, identifies each pending patent application or application for registration which Target or any of its Subsidiaries has made with respect to any of its intellectual property, and identifies each material license, agreement, or other permission that Target or any of its Subsidiaries has granted to any third party with respect to any of its intellectual property. Except as set forth on §3(n) of the Disclosure Schedule:

(i) to the Knowledge of Target, the conduct of its business by Target and its Subsidiaries, as currently conducted, does not constitute an infringement or other violation of any copyright, trade secret, trademark, trademark rights, trade names, trade name rights, service marks, patent, invention, proprietary information, nondisclosure or any other rights of any Person;

(ii) neither Target nor any of its Subsidiaries has received any written notice of, nor does it have any Knowledge of, any threatened action relating to, any infringement of or conflict with, any license, patent, copyright, trademark, service mark or other intellectual property right of any other Person;

(iii) neither Target nor any of its Subsidiaries has received any written notice of, nor does it have any Knowledge of, any infringement or unauthorized use by any Person of any of its intellectual property;

(iv) to the Knowledge of Target, the intellectual property of Target and its Subsidiaries is valid and enforceable and the validity or enforceability of any of the intellectual property or the title of Target or its Subsidiaries to such intellectual property has not been questioned in any litigation, governmental inquiry or proceeding to which Target or any of its Subsidiaries is a party and, no such litigation, governmental inquiry or proceeding is threatened; and

(v) Target and its Subsidiaries have taken all actions commercially reasonable to preserve the confidentiality of all trade secrets, proprietary and other confidential information material to their business.

(o) Material Contracts. §3(o) of the Disclosure Schedule sets forth a true and complete list of each contract, purchase order, agreement, mortgage, note, commitment, obligation and undertaking (collectively, “Contracts”) to which Target or any of its Subsidiaries is a party or by which it is otherwise bound that:

(i) is an employment, consulting, severance, change of control or retention agreement;

(ii) is a franchise, distributorship, manufacturing, licensing, dealership, supply or sales agency agreement (whether or not exclusive) other than with vendors in the Ordinary Course of Business;

(iii) is an agreement that (A) limits or purports to limit the ability of Target or any of its Subsidiaries or, to the Knowledge of Target, any key executive of Target or any of its Subsidiaries, to compete in any line of business or with any Person or in any geographic area or during any period of time (except with respect to the use of information pursuant to any confidentiality or non-disclosure agreement), (B) requires Target or any of its Subsidiaries to use any supplier or third party for all or substantially all of Target’s or any of its Subsidiaries’ requirements or needs for any product or service, (C) limits or purport to limits the ability of Target or any of its Subsidiaries to solicit customers or clients of the other parties thereto, (D) in the case of any Material Customer Contract, requires Target or any of its Subsidiaries to provide to the other party or parties thereto “most favored nation” pricing or any type of exclusive dealing or other similar arrangement, (E) requires Target or any of its Subsidiaries to market or co-market any products or services of a third party, or (F) in the case of any Material Vendor Contract, contains any “take-or-pay” provisions or similar arrangements requiring Target or any of its Subsidiaries to make a minimum payment for goods or services from third party suppliers irrespective of usage;

(iv) is an agreement providing for a joint venture, partnership arrangement or other arrangement involving a sharing of profits, losses, costs or liabilities by Target or any of its Subsidiaries with a third party, including a joint venture, partnership arrangement or other agreement that will be terminated prior to the Closing;

(v) is an agreement by which Target or any of its Subsidiaries grants or receives rights in or to (e.g., licenses, assignments and covenants not to sue) any of their intellectual property, except for any licenses for “off-the-shelf” commercially available software used pursuant to shrink-wrap or click-through license agreements;

(vi) is an agreement providing for the sale, acquisition or lease of any of the properties of Target or any of its Subsidiaries in excess of $100,000 other than the purchase or sale of inventory in the Ordinary Course of Business;

(vii) is a mortgage, pledge, security agreement or other similar agreement with respect to any tangible or intangible property of Target or any of its Subsidiaries;

(viii) is a loan agreement, credit agreement, promissory note, guaranty, letter of credit or other similar agreement;

(ix) is an agreement with any Governmental Authority other than customer contracts entered into in the Ordinary Course of Business;

(x) is bond or letter of credit;

(xi) is an agreement providing for the purchase of any of the capital stock or the material assets of any other Person;

(xii) to the extent not disclosed pursuant to any of the clauses above, is an agreement that requires payments or performance during its term involving an amount in excess of $100,000 other than contracts with customers or vendors in the Ordinary Course of Business;

(xiii) is an agreement relating to the marketing, sale, advertising or promotion of its products or services, where such agreement involves a fee or payment by Target or any of its Subsidiaries in excess of $100,000 annually, other than trade promotion offers between Target or any of its Subsidiaries and its customers and vendors entered into in the Ordinary Course of Business;

(xiv) is a written warranty, guaranty, and or other similar undertaking with respect to contractual performance extended by Target or any of its Subsidiaries other than in a Material Customer Contract or in the Ordinary Course of Business;

(xv) is a commitment or agreement to enter into any of the foregoing; or

(xvi) is an amendment, supplement, or modification (whether oral or written) in respect of any of the foregoing.

True and complete copies of all Contracts required to be set forth on §3(o) of the Disclosure Schedule (collectively, the “Material Contracts”) have been furnished or made available to Buyer. Each Material Contract, Material Customer Contract and Material Vendor Contract is in full force and effect, except to the extent that enforceability may be limited by general equitable principles or the operation of bankruptcy, insolvency, reorganization, moratorium or similar Laws. Neither Target or any of its Subsidiaries nor, to the Knowledge of Target, any other Person that is a party to or otherwise bound by a Material Contract, Material Customer Contract or Material Vendor Contract is in material default or breach under such contract, and no event, occurrence, condition or act exists that, with the giving of notice or the lapse of time or both, would give rise to any material default or breach or any right of cancellation. During the past 12 months there has been no threatened cancellation of any Material Contract, Material Customer Contract or Material Vendor Contract, and to Target’s Knowledge, there are no outstanding disputes under any Material Contract, Material Customer Contract or Material Vendor Contract that, if concluded adversely to Target or its Subsidiaries, could reasonably be expected to have a Material Adverse Effect.

(p) Powers of Attorney. Except as disclosed in §3(p) of the Disclosure Schedule, to the Knowledge of Target, there are no outstanding powers of attorney executed on behalf of any of Target and its Subsidiaries.

(q) Litigation. §3(q) of the Disclosure Schedule sets forth each instance in which any of Target and its Subsidiaries (i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party or to its Knowledge is threatened to become a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction,.

(r) Employee Benefits; Employment Agreements.

(i) §3(r) of the Disclosure Schedule lists each employee benefit plan that any of Target and its Subsidiaries maintains or to which any of Target and its Subsidiaries contributes.

(A) To the Knowledge of Target, each such employee benefit plan (and each related trust, insurance contract, or fund) has been maintained, funded and administered in accordance with the terms of such employee benefit plan and complies in form and in operation in all respects with the applicable requirements of ERISA and the Code, except where the failure to comply would not have a Material Adverse Effect.

(B) All contributions (including all employer contributions and employee salary reduction contributions) that are due have been made to each such employee benefit plan that is an employee pension benefit plan. All premiums or other payments which are due have been paid with respect to each such employee benefit plan that is an employee welfare benefit plan.

(C) Each such employee benefit plan which is intended to meet the requirements of a “qualified plan” under Code §401(a) has received a determination letter from the Internal Revenue Service to the effect that it meets the requirements of Code §401(a).

(ii) Except as disclosed in §3(r)(ii) of the Disclosure Schedule, neither Target nor any of its Subsidiaries maintains, sponsors or contributes to any employee pension benefit plan that is a “defined benefit plan” (as defined in ERISA §3(35)).

(iii) §3(r)(iii) of the Disclosure Schedule lists all employment and consulting contracts (other than those terminable at will without liability to the Target) with any employees or consultants of the Company or any of its Subsidiaries.

(s) Employees.

(i) §3(s)(i) of the Disclosure Schedule contains a complete and accurate list of the following information for the employees of Target and its Subsidiaries as of September 8, 2010, including employees on leave of absence: name, job title, date of hire and current base compensation.

(ii) §3(s)(ii) of the Disclosure Schedule contains a complete and accurate list of all of Target and its Subsidiaries’ written employment, bonus, incentive, severance, noncompetition and other employment-related contracts.

(iii) to the Knowledge of Target, Target and its Subsidiaries have complied in all material respects with all applicable documentation requirements of the U.S. Citizenship and Immigration Services.

(iv) Except for contracts disclosed on §3(s)(ii) of the Disclosure Schedule, to Target’s Knowledge, no employee of Target or any of its Subsidiaries is a party to or is otherwise bound by any confidentiality, noncompetition or proprietary rights contract with any Person that would limit or restrict the scope of his or her duties as an employee of the Surviving Corporation or Buyer following Closing.

(v) Except for contracts disclosed on §3(s)(ii) of the Disclosure Schedule, neither Target nor any of its Subsidiaries is a party to any employee-leasing contract.

(vi) Target and its Subsidiaries have made available to Buyer copies of all contracts listed on §3(s) of the Disclosure Schedule and all written personnel policies and procedures.

(t) Environmental, Health, and Safety Matters.

Except as disclosed in §3(t) of the Disclosure Schedule:

(i) To Target’s Knowledge, Target and its Subsidiaries are in compliance with environmental, health, and safety requirements, except for such noncompliance as would not have a Material Adverse Effect.

(ii) Target and its Subsidiaries have not received any written notice, report or other information regarding any actual or alleged material unremedied violation of environmental, health, and safety requirements, or any material liabilities or potential material liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any investigatory, remedial or corrective obligations, relating to Target or its Subsidiaries or their facilities arising under environmental, health, and safety requirements.

(iii) to the Knowledge of Target, Target and its Subsidiaries have no material cleanup liability or other environmental liability in respect of any current or former facility used by Target or any of its Subsidiaries, any property adjoining any current or former facility, or any assets used or held for use by Target or any of its Subsidiaries in the conduct of their business;

(iv) except for hazardous materials stored, used, transported or processed in the Ordinary Course of Business and in compliance with all environmental laws and environmental permits, except for such noncompliance as would not have a Material Adverse Effect, to the Knowledge of Target, there are no hazardous materials at any current facility used by Target or any of its Subsidiaries and Target and its Subsidiaries have not permitted or conducted any hazardous activity at any current or former facility;

(v) to the Knowledge of Target, there has not been any release by Target or any of its Subsidiaries of any hazardous materials at or from any current or former facility or any property adjoining any such current or former facility;

(vi) Target and its Subsidiaries have not assumed, undertaken, provided an indemnity or entered into any other written agreement with respect to any cleanup liability or other environmental liability of another Person;

(vii) Target and its Subsidiaries currently do not own, operate, occupy or lease a landfill and did not formerly own, operate, occupy or lease a landfill;

(viii) Target has delivered or made available to Buyer copies of all reports, studies, analyses, tests or monitoring possessed or initiated by Target or any of its Subsidiaries relating to (i) hazardous materials or hazardous activities at any current or former facility or (ii) compliance by Target and its Subsidiaries with applicable environmental laws.

(u) Customers and Vendors. §3(u) of the Disclosure Schedule sets forth a list of (a) (i) the 10 largest customers of each of Target’s Business Units measured by dollar value of revenue for the fiscal year ended December 31, 2009 and (ii) without duplication, all customers of the resource management business of Target and its Subsidiaries regardless of the Business Unit or Units providing resource management services to such customers (the current contracts with such customers described in (i) and (ii), the “Material Customer Contracts”), and (b) the top 10 vendors to Target and its Subsidiaries, taken as a whole and not by Business Unit, based upon the aggregate dollar amount of purchases of vendor product during such fiscal year (the current contracts with such vendors, the “Material Vendor Contracts”). Except as disclosed in §3(u) of the Disclosure Schedule, no such customer or vendor has informed the Company in writing that it intends to terminate its business relationship with the Company. Target has delivered or made available to Buyer copies of all Material Customer Contracts and all Material Vendor Contracts.

(v) Licenses and Permits. §3(v) of the Disclosure Schedule lists all licenses, permits and authorizations of any Governmental Authority held by the Target and its subsidiaries that are necessary to the business of the Target and its Subsidiaries as it is currently conducted (collectively, the “Authorizations”). The Authorizations are in full force and effect. The Target and its Subsidiaries comply in all material respects with the Authorizations. To the Knowledge of Target, no Governmental Authority has initiated or threatened the suspension or cancellation of any Authorization. Neither Target nor any of its subsidiaries has received any warning or notice of decertification, revocation, suspension or termination, or of threatened or potential decertification, revocation, suspension or termination, with respect to its Authorizations. Assuming that Buyer complies with all applicable notification, disclosure, consent and approval requirements with respect to such Authorizations in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, to Target’s Knowledge such Authorizations will remain valid and in full force and effect immediately following the Closing.

(w) Affiliate Transactions. Except for employment relationships and the payment of compensation and benefits in the ordinary course of business and except as set forth in §3(w) of the Disclosure Schedule, neither Target nor any of its Subsidiaries is a party to any Material Contract or other contract with any shareholder, officer, director or Affiliate of the Target.

(x) Insurance. Target and its Subsidiaries are currently insured under the insurance policies listed on §3(x) of the Disclosure Schedule. Such policies are in full force and effect for such amounts as are sufficient for all legal requirements and all Material Contracts. Target and its Subsidiaries comply in all material respects with the terms and conditions of such insurance policies and Target has not received or given any written notice of cancellation or non-renewal or, to Target’s Knowledge, any other indication that any insurance policy is no longer in full force or effect or that the issuer of any policy is not willing or able to perform its obligations in respect of any such policy. Except as disclosed in §3(x) of the Disclosure Schedule, as of the date of this Agreement, there are no pending material claims under any of such insurance policies as to which the respective insurance have denied coverage. All premiums due, to date, under such policies have been paid.

(y) Accounts Receivable.

(i) §3(y) of the Disclosure Schedule sets forth a true and complete list of the accounts receivable of Target and its Subsidiaries as of July 31, 2010, and the individual aging of those receivables. All of the accounts receivable of Target and its Subsidiaries reflected on §3(y) of the Disclosure Schedules are reflected properly on the books and records of Target and its Subsidiaries and constitute bona fide, valid, binding and collectible receivables, and will be collected consistent with the historical collection experience of Target and its Subsidiaries, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet.

(ii) A true and complete list of the accounts receivable of Target and its Subsidiaries as of a date no more than three business days prior to the Closing Date, and the aging of those receivables by customer, will be added to §3(y) of the Disclosure Schedule at the Closing. Such updated accounts receivable of Target and its Subsidiaries reflected on the updated §3(y) of the Disclosure Schedule pursuant to the preceding sentence will be, as of the date when required to be added, reflected properly on the books and records of Target and its Subsidiaries and constitute bona fide, valid, binding and collectible receivables, subject only to the reserve for bad debts reflected on the books and records of Target and its Subsidiaries.

(iii) All weights and measurements underlying billings by Target and its Subsidiaries to customers were accurate in all material respects.

(z) Disclaimer of Other Representations and Warranties. Except as expressly set forth in this §3, Target makes no representation or warranty, express or implied, at law or in equity, in respect of Target, its Subsidiaries, or any of their respective assets, liabilities or operations, including with respect to merchantability or fitness for any particular purpose, and any such other representations or warranties are hereby expressly disclaimed.

§4. Buyer’s and Transitory Subsidiary’s Representations and Warranties. Each of Buyer and Transitory Subsidiary represents and warrants to Target that the statements contained in this §4 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this §4), except as set forth in the Disclosure Schedule. The Disclosure Schedule is arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this §4.

(a) Organization. Each of Buyer and Transitory Subsidiary is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation.Ó

(b) Authorization of Transaction. Each of Buyer and Transitory Subsidiary has full power and authority (including full corporate or other entity power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of each of Buyer and Transitory Subsidiary, enforceable in accordance with its terms and conditions.

(c) Non-contravention. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which either Buyer or Transitory Subsidiary is subject or any provision of the charter, bylaws, or other governing documents of either Buyer or Transitory Subsidiary or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which either Buyer or Transitory Subsidiary is a party or by which it is bound or to which any of its assets is subject. Other than in connection with the provisions of the Hart-Scott-Rodino Act, the Delaware General Corporation Law, the Securities Exchange Act, the Securities Act, state securities laws, the New York State Business Integrity Commission and any other state agency regulating the conduct of the business of Target in any other state in which Target does business, neither Buyer nor Transitory Subsidiary needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement.

(d) Brokers’ Fees. Neither Buyer nor Transitory Subsidiary has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Target or any of its Subsidiaries could become liable or obligated.

(e) Financial Ability. The Buyer has the financial capability to consummate the transactions contemplated by this Agreement, and the Buyer and Transitory Subsidiary understand the Buyer’s obligation hereunder are not in any way contingent or otherwise subject to (i) the consummation of any financing arrangements or obtaining any financing or (ii) the availability of any financing to Buyer, Transitory Subsidiary or any of their respective Affiliates.

(f) Independent Investigation, No Other Representation or Warranties of the Stockholders of Target. The Buyer and Transitory Subsidiary agree that none of the Target, any Stockholder nor any of their respective Affiliates or advisors have made and shall not be deem to have made, nor has the Buyer, Transitory Subsidiary or any of their respective Affiliates relied on, any representation, warranty, covenant or agreement, express or implied, with respect to the Target, its business or the transactions contemplated by this Agreement, other than those representations, warranties, covenants and agreements explicitly set forth in this Agreement. Without limiting the generality of the foregoing, each of the Buyer and Transitory Subsidiary agree that no representation or warranty, express or implied, is made with respect to any financial projections or budgets. Each of the Buyer and the Transitory Subsidiary further covenants, acknowledges and agrees that it (i) has made its own investigation into, and based thereon has formed an independent judgment concerning, the Target and its business and (ii) has been given adequate access to such information about the Target and its business as has been reasonably requested. To the actual knowledge of Buyer and Transitory Subsidiary as of the date of this Agreement, each representation of Target set forth in Section 3 hereof is true and correct.

§5. Covenants. The Parties agree as follows with respect to the period from and after the execution of this Agreement.

(a) General. Each of the Parties will use commercially reasonable efforts to take all actions and to do all things necessary, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the Closing conditions set forth in §6).

(b) Notices and Consents. Target will give any notices (and will cause each of its Subsidiaries to give any notices) to third parties, and will use commercially reasonable efforts to obtain (and will cause each of its Subsidiaries to use commercially reasonable efforts to obtain) any material third-party consents referred to in §3(d) above and the items set forth in §5(b) of the Disclosure Schedule.

(c) Regulatory Matters and Approvals. Each of the Parties will (and Target will cause each of its Subsidiaries to) give any notices to, make any filings with, and use commercially reasonable efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies (including, among others, the New York City Business Integrity Commission) in connection with the matters referred to in §3(d) and §4(c) above. In this regard:

(i) Delaware General Corporation Law. Target will call a special meeting of its stockholders (the “Special Meeting”) as soon as reasonably practicable in order that the stockholders may consider and vote upon the adoption of this Agreement and the approval of the Merger in accordance with the Delaware General Corporation Law.

(ii) Hart-Scott Rodino Act. Each of the Parties will file (and Target will cause each of its Subsidiaries to file) any Notification and Report Forms and related material that it may be required to file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the Hart-Scott-Rodino Act, will use commercially reasonable efforts to obtain (and Target will cause each of its Subsidiaries to use commercially reasonable efforts to obtain) an early termination of the applicable waiting period, and will make (and Target will cause each of its Subsidiaries to make) any further filings pursuant thereto that may be necessary, proper, or advisable. Each of Target and the Buyer shall furnish the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the Hart-Scott-Rodino Act. Target and the Buyer shall use their respective commercially reasonable efforts to comply promptly with any inquiries or requests for additional information and documentary material (“Second Request”) from any Government Antitrust Authority. Each such party shall, subject to applicable Law, permit counsel for the other party to review in advance, if practicable, any proposed written or oral, communication to any Government Antitrust Authority. Beyond complying with any Second Request, the Buyer shall take, or offer to take (and if such offer is accepted, commit to take) all steps that it is capable of taking to avoid or eliminate impediments under the Hart-Scott-Rodino Act or under the antitrust law of any state that may be asserted by any Government

Antitrust Authority with respect to the transactions contemplated by this Agreement, subject to the limits on Buyer’s obligations set forth in this §5(c)(ii). In addition to and without limiting the foregoing, Buyer shall propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets of Target or its subsidiaries or otherwise offer to take or offer to commit to take any action that it is capable of taking and if the offer is accepted, take or commit to take such action that limits its freedom of action with respect to, or its ability to retain, any of the assets of Target, in order to avoid the filing of any suit or proceeding or the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding by any Government Antitrust Authority which would otherwise have the effect of preventing or delaying the closing of the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, in no event will Buyer or any of its subsidiaries be obligated to propose or agree to accept any undertaking or condition, to enter into any consent decree or settlement, to make any divestiture, to accept any operational restriction, or to take any other action that, in the reasonable judgment of Buyer, could be expected to limit the right of Buyer (or its subsidiaries) to own, operate or benefit from all or any portion of its or Target’s assets other than assets consisting of not more than two facilities of Target, any one of which may be a treatment facility and any of which may be transfer facilities. Buyer shall be responsible for all filing fees required to be paid to any Government Antitrust Authority pursuant to the Hart-Scott-Rodino Act and to any other Governmental Authority in order to secure any necessary governmental consents.

(d) Operation of Business. Except as set forth in §5(d) of the Disclosure Schedule or for the transactions contemplated by this Agreement, Target will not (and will not cause or permit any of its Subsidiaries to) engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business. Without limiting the generality of the foregoing:

(i) neither Target nor any of its Subsidiaries will authorize or effect any change in its charter or bylaws;

(ii) neither Target nor any of its Subsidiaries will grant any options, warrants, or other rights to purchase or obtain any of its stock or issue, sell, or otherwise dispose of any of its capital stock (except upon the conversion or exercise of options, warrants, and other rights currently outstanding);

(iii) neither Target nor any of its Subsidiaries will declare, set aside, or pay any dividend or distribution with respect to its stock (whether in cash or in kind), or redeem, repurchase, or otherwise acquire any of its capital stock, in either case outside the Ordinary Course of Business;

(iv) neither Target nor any of its Subsidiaries will issue any note, bond, or other debt security or create, incur, assume, or guarantee any Target Indebtedness outside the Ordinary Course of Business;

(v) neither Target nor any of its Subsidiaries will impose any Liens upon any of its assets outside the Ordinary Course of Business;

(vi) neither Target nor any of its Subsidiaries will make any capital investment in, make any loan to, or acquire the securities or assets of any other Person outside the Ordinary Course of Business;

(vii) neither Target nor any of its Subsidiaries will make any change in employment terms for any of its directors, officers, and employees outside the Ordinary Course of Business; and

(viii) neither Target nor any of its Subsidiaries will commit to any of the foregoing.

(e) Full Access. Target will (and will cause each of its Subsidiaries to) permit representatives of Buyer (including legal counsel and accountants) to have full access, at all reasonable times, and in a manner so as not to interfere with the normal business operations of Target and its Subsidiaries, to all premises, properties, personnel, books, records (including tax records), contracts, and documents of or pertaining to Target and each of its Subsidiaries. Each of Buyer and the Transitory Subsidiary will treat and hold as such any Confidential Information it receives from Target or any of its Subsidiaries in the course of the reviews contemplated by this §5(e), will not use any of the Confidential Information except in connection with this Agreement, and, if this Agreement is terminated for any reason whatsoever, agrees to return to Target all tangible embodiments (and all copies) thereof that are in its possession.

(f) Updates to Schedules.

(i) Target shall have the right to supplement the Disclosure Schedule to this Agreement prior to the Closing to reflect any and all events, circumstances or changes that arise or become known to Target after the date of this Agreement by delivery to the Buyer of one or more supplements (each, a “Disclosure Supplement”).

(ii) Unless the existence of any matter set forth in a Disclosure Supplement (a “New Matter”) would have a Material Adverse Effect, the applicable Disclosure Schedule shall be deemed amended and supplemented by all information set forth in such Disclosure Supplement and each of the representations and warranties made in this Agreement shall be deemed qualified by the Disclosure Supplement, solely for purposes of determining whether the condition to Buyer’s obligation to close in §6(a)(iii) has been satisfied. No Disclosure Supplement shall affect the rights to indemnification of Buyer, Transitory Subsidiary and Surviving Corporation under §8(b)(1) in respect of the applicable representations and warranties in §3 as if repeated at and as of the Closing Date without regard to the Disclosure Supplement.

(iii) If the existence of any New Matter would have a Material Adverse Effect, the Buyer shall have the right to either (i) terminate this Agreement by written notice to Target within five business days after receipt of the Disclosure Supplement that includes the New Matter, or (ii) consummate the transactions contemplated by this Agreement. If the Buyer elects to consummate the transactions contemplated by this Agreement, the applicable Disclosure Schedule shall be deemed amended and supplemented by all information set forth in such Disclosure Supplement, each of the representations and warranties made in this Agreement shall be deemed qualified by the Disclosure Supplement, and no Buyer Indemnified Party shall make any claim in respect of the information disclosed in such Disclosure Supplement.

(g) Exclusivity. Target will not (and will not cause or permit any of its Subsidiaries, or any of its officers, directors, shareholders, employees or agents or those of any of its Subsidiaries, to) solicit, initiate, or encourage or enter into any proposal, offer, agreement, letter of intent or understanding with, or engage in any negotiations with, or furnish any information to, any Person (other than Buyer and Transitory Subsidiary) relating to the acquisition of all or substantially all of the capital stock or assets of Target or any of its Subsidiaries (including any acquisition structured as a merger, consolidation, or share exchange). If Target, any of its Subsidiaries, or any of their respective officers, directors, shareholders, employees or agents receive any inquiry or other communication relating to such an acquisition, Target will give Buyer prompt written notice of the inquiry or other communication.

(h) Insurance and Indemnification.

(i) Buyer will provide each individual who served as a director or officer of Target and each Subsidiary immediately prior to the Effective Time with liability insurance for a period of 72 months after the Effective Time no less favorable in coverage and amount than any applicable insurance in effect immediately prior to the Effective Time which liability insurance shall cover claims made against directors and officers after the Effective Time relating to periods prior to, on, or after the Effective Time.

(ii) Buyer will not take any action to alter or impair any exculpatory or indemnification provisions now existing in the certificate of incorporation, bylaws, or similar governing instrument of Target or any Subsidiary for the benefit of any individual who served as a director or officer of Target or any Subsidiary at any time prior to the Effective Time.

(iii) Buyer will indemnify each individual who served as a director or officer of Target or any Subsidiary at any time prior to the Effective Time from and against any and all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, taxes, Liens, losses, expenses, and fees, including all court costs and reasonable attorneys’ fees and expenses, resulting from, arising out of, relating to, in the nature of, or caused by this Agreement or any of the transactions contemplated herein.

(i) Expenses. Whether or not the Merger is consummated, legal and investment banking fees and expenses incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement (the Merger) and the transactions contemplated hereby (“Third Party Expenses”) shall be the obligation of the respective party incurring such fees and expenses, except to the extent specifically allocated in this Agreement. Notwithstanding anything to the contrary contained herein, all filing fees and legal fees incurred by Target in connection with the pre-merger notification filing and compliance mandated by the Hart-Scott-Rodino Act, including, without limitation, legal fees incurred as a result of a Second Request but not including fees of electronic discovery vendors, economists or consultants paid by Target’s counsel (“Target HSR Fees”), shall be paid by Buyer, on a monthly basis upon receipt of an invoice from Target or its agent, whether or not the Merger is consummated, and shall not be treated as Third Party Expenses or reduce the Total Merger Consideration. Target shall provide Buyer with a statement of Third Party Expenses incurred by Target (or estimated to be incurred on Target’s behalf after Closing) at least three (3) business days prior to the Closing Date in form reasonably satisfactory to Buyer which statement shall be accompanied by invoices from the Target’s legal and investment banking advisors providing services in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby reflecting such advisors final billable Third Party Expenses (the “Statement of Expenses”). Any Third Party Expenses unpaid at or prior to Closing and set forth on the Statement of Expenses shall be paid by Surviving Corporation pursuant to §2(c)(iv) of this Agreement.

(j) Payment of Bonus and Change of Control Payments. As provided in §2(c)(iv)(C), Surviving Corporation shall pay the Bonus Payments to eligible employees at Closing and shall pay the Change of Control Payments to eligible employees as and when the payments become due in accordance with the employee special benefits agreements and other agreements disclosed in §3(o)(i) of the Disclosure Schedule. No later than the first anniversary of the Closing Date, Surviving Corporation shall pay to the Shareholder Representative an amount equal to the aggregate Change in Control Payments that have not been paid and are not payable to eligible employees.

(k) Certain Tax Matters.

(i) The Shareholder Representative shall cause to be prepared, for filing by Buyer or Surviving Corporation, all federal, state and local income and other tax returns that Surviving Corporation is required to file after the Closing Date for any taxable period ending on or prior to the Closing Date, and the Stockholders and In the Money Optionholders shall be responsible, solely to the extent of the available balance of the Escrow Account, for the payment of all taxes due in connection with these returns as such taxes exceed (i) any portion of such taxes that Target paid on or before the Closing Date any (ii) any amount for the payment of such taxes accrued on the balance sheet included in the Most Recent Financial Statements and as subsequently accrued in Target’s Ordinary Course of Business through the Closing Date. Any net operating loss carryover, capital loss carryover or tax credit carryforward of Target as of the Closing Date shall be fully utilized in determining any taxes due from the Stockholders and In the Money Optionholders.

(ii) Buyer or Surviving Corporation shall prepare and file all federal, state and local income and other tax returns that the Surviving Corporation is required to file for any taxable period beginning after the Closing Date, and Buyer and Surviving Corporation shall be solely responsible for the payment of all Taxes due in connection with these returns.

(iii) For all tax returns that Surviving Corporation is required to file for any taxable period beginning before and ending after the Closing Date (a “Straddle Period”), Buyer or Surviving Corporation shall prepare and file such tax returns and shall be responsible for the payment of all taxes due in connection with these returns, subject to the obligation of the Stockholders and In the Money Optionholders to reimburse Buyer or Surviving Corporation for the portion of each such tax that is allocable to the portion of the Straddle Period ending on the Closing Date (the “Reimbursable Portion”). In this regard:

(A) in the case of a tax for a Straddle Period that is based on or related to income or receipts or is imposed in connection with the sale of goods or services (e.g., state sales tax or use tax), the Reimbursable Portion of the tax shall be equal to the amount that would have been payable if the Straddle Period had ended on (and included) the Closing Date; and

(B) in the case of a tax for a Straddle Period that is imposed in respect of the assets of Target or is otherwise measured by the value or level of any item, the Reimbursable Portion of the tax shall be equal to the product of the tax multiplied by a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period.

(iv) Buyer and Surviving Corporation shall cooperate with the Shareholder Representative to enable him to cause to be prepared all tax returns that he is required to cause to be prepared pursuant to §5(k)(i); and in this regard, Buyer and Surviving Corporation shall retain and make available to the Shareholder Representative all of Target’s books and records that the Shareholder Representative reasonably requires and cause Surviving Corporation to sign all tax returns that the Shareholder Representative causes to be prepared. Buyer shall have the right to review and approve (which approval shall not be unreasonably withheld, conditioned or delayed) each such tax return and at least 10 business days in which to comment on it before it is filed.

(v) The Shareholder Representative shall have the right to review and approve (which approval shall not be unreasonably withheld, conditioned or delayed) each tax return for a Straddle Period that Buyer or Surviving Corporation is required to file pursuant to §5(k)(iii) and at least 10 Business Days in which to comment on it before it is filed.

(l) Employee Compensation and Benefit Plans. Following Closing for a period ending on the first anniversary of the date of this Agreement, Buyer shall cause Surviving Corporation to use commercially reasonable efforts to maintain substantially intact the work force of Target and its Subsidiaries as that work force exists on the date of this Agreement. In this regard, Buyer shall cause Surviving Corporation and its Subsidiaries to continue the base salaries or hourly rates of the employees of Target and its Subsidiaries as of the date of this Agreement and to continue to provide the same benefits to them that Target provided or, in Buyer’s discretion, provide them with the same benefits that Buyer provides to its similarly-situated employees. To the maximum extent permitted by law, for the purposes of any of Buyer’s benefit plans for which eligibility or vesting of benefits depends on length of service, and for any benefit for which the amount or level of benefits depends on length of service, Buyer shall give (or cause to be given) to each employee of Target or its Subsidiaries as of the Closing Date full credit for past service with Target and/or its Subsidiaries as of and through the Closing Date (“Prior Service”). In addition, and without limiting the generality of the foregoing, each such employee (a) shall be given credit for Prior Service for purposes of eligibility to participate, satisfaction of any waiting periods, evidence of insurability requirements, or the application of any pre-existing condition limitations, (b) shall be given credit for amounts paid under a corresponding Target plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of Buyer’s plan and (c) shall be eligible to receive such periods of vacation leave, sick leave, personal days, holidays and other similar periods of leave as were accrued and available to the employee under Target’s plans immediately prior to the Closing.

(m) Rehrig Healthcare Systems. Prior to Closing (i) Target shall obtain the agreement of Rehrig Pacific Company, Inc. to the dissolution of Rehrig Healthcare Systems LLC and (ii) it shall be dissolved and all obligations of the members under its limited liability company agreement, as it may have been amended or supplemented, addenda, shall be terminated. Target shall pay any amounts that may be required to be paid to Rehrig Pacific Company, Inc. in this regard (“LLC Dissolution Payments”), subject to a credit by Buyer, not exceeding $100,000, for the amount that Target is required to pay for the unamortized cost of the 31- and 43-gallon reusable medical waste container molds incurred by Rehrig Pacific Company, Inc.

(n) Matthews Incinerator.

(i) Without violating any provision of this Agreement, Target may sell or cause the sale to a third party, conditional upon and concurrent with Closing, of the incinerator in Matthews, North Carolina owned and operated by Target’s Subsidiary, BMWNC, Inc., a North Carolina corporation, together with the associated permits for the incinerator, for a price and on such terms and subject to such conditions as Target, in its sole discretion, approves, with the exception that the terms of sale (i) shall not include any customer contracts or impose any post-closing burden or obligation on the seller other than to cooperate, at no more than a nominal cost, in the transfer of any permit to the buyer and (ii) shall require the buyer to assume the obligation to install monitoring wells and perform the annual sampling for one well as described in §3(t) (third paragraph) of the Disclosure Schedule. Target may distribute all of the net proceeds of sale to the Stockholders.

(ii) If Target declines or fails to sell or cause the sale of the incinerator prior to the Closing Date, Target shall cause BMWNC, Inc. immediately prior to Closing (i) to transfer the incinerator and associated permits (but not any customer contracts) to a new corporation or limited liability company, subject to the new entity’s assumption of the obligation to install monitoring wells and perform the annual sampling for one well as described in §3(t) (third paragraph) of the Disclosure Schedule, and (ii) to distribute the stock or membership interests in the new entity to Target’s Shareholders (by reason of which the new entity will not be a Subsidiary of Target as of Closing and Buyer will acquire no interest in the new entity).

(iii) Subject to the renewal of any required permits (which Target and BMWNC, Inc. shall use commercially reasonable efforts to obtain), pending closing of the sale of the incinerator or distribution of the incinerator to the new entity, Target shall cause BMWNC, Inc. to continue to maintain and operate the incinerator in the Ordinary Course of Business.

§6. Conditions to Obligation to Close.

(a) Conditions to Buyer and Transitory Subsidiary’s Obligation. The obligation of each of Buyer and Transitory Subsidiary to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(i) this Agreement and the Merger shall have received the Requisite Stockholder Approval;

(ii) Target and its Subsidiaries shall have procured all of the third-party consents specified in §5(b) above unless waived;

(iii) the representations and warranties set forth in §3 above shall be true and correct (whether as of the Closing or such earlier date) at and as of the Closing Date (after taking into account any Disclosure Schedule and any Disclosure Supplement) except to the extent that the failure of any such representation and warranty to be true and correct does not, in combination with the failure of any other representations and warranties to be true and correct, constitute a Material Adverse Effect;

(iv) Target shall have performed and complied with all of its covenants hereunder in all material respects through the Closing, except to the extent that such covenants are qualified by the term “material,” or contain terms such as “Material Adverse Effect” or “Material Adverse Change,” in which case Target shall have performed and complied with all of such covenants (as so written, including the term “material” or “Material”) in all respects through the Closing;

(v) there shall not be any judgment, order, decree, stipulation or injunction in effect or pending that prevents, or if it comes into effect, would prevent, consummation of any of the transactions contemplated by this Agreement;

(vi) Target shall have delivered to Buyer and Transitory Subsidiary a certificate to the effect that each of the conditions specified above in §6(a)(i)-(iii) is satisfied in all respects;

(vii) all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated and the Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in §3(d) and §4(c) above;

(viii) Buyer and Transitory Subsidiary shall have received the resignations, effective as of the Closing, of each director and officer of Target and its Subsidiaries other than those whom Buyer shall have specified in writing at least 5 business days prior to the Closing;

(ix) Joseph Mayernik shall have entered into and closed on (whether prior to or simultaneous with the Closing hereunder) an assignment agreement for the sale to Buyer, Transitory Subsidiary, or a designee of Buyer all of the issued and outstanding stock in Healthcare MGMT. Waste Corp.;

(x) the Shareholder Representative and the Escrow Agent shall have entered into the Escrow Agreement, and the Shareholder Representative and the Paying Agent shall have entered into the Paying Agent Agreement;

(xi) Buyer shall have entered into five-year noncompetition agreements with Joseph Mayernik substantially in the form of Exhibit B-1 and with each of Geoffrey Mayernik, Lewis G. Renfro, David J. Schoonmaker and D. Rencher Hall substantially in the form of Exhibit B-2; and

(xii) Dissenting Shares do not exceed 10% of Target’s outstanding shares of Common Stock immediately prior to the Effective Time.

Buyer and Transitory Subsidiary may waive any condition specified in this §6(a) if they execute a writing so stating at or prior to the Closing.

(b) Conditions to Target’s Obligation. The obligation of Target to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(i) the representations and warranties set forth in §4 above shall be true and correct at and as of the Closing Date;

(ii) each of Buyer and Transitory Subsidiary shall have performed and complied with all of its covenants hereunder in all material respects through the Closing, except to the extent that such covenants are qualified by the term “material,” or contain terms such as “Material Adverse Effect” or “Material Adverse Change,” in which case Buyer and Transitory Subsidiary shall have performed and complied with all of such covenants (as so written, including the term “material” or “Material”) in all respects through the Closing;

(iii) there shall not be any judgment, order, decree, stipulation or injunction in effect or pending that prevents, or if it comes into effect, would prevent, consummation of any of the transactions contemplated by this Agreement;

(iv) each of Buyer and Transitory Subsidiary shall have delivered to Target a certificate to the effect that each of the conditions specified above in §6(b)(i)-(iii) is satisfied in all respects;

(v) this Agreement and the Merger shall have received the Requisite Stockholder Approval;

(vi) all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated and the Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in §3(d) and §4(c) above;

(vii) all actions to be taken by Buyer and Transitory Subsidiary in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Target;

(viii) Joe Mayernik shall have entered into and closed on (whether prior to or simultaneous with the Closing hereunder) an assignment agreement for the sale to Buyer, Transitory Subsidiary, or a designee of Buyer all of the issued and outstanding stock in Healthcare MGMT. Waste Corp.;

(ix) Buyer, Surviving Corporation and the Escrow Agent shall have entered into the Escrow Agreement, and Buyer, Surviving Corporation and the Paying Agent shall have entered into the Paying Agent Agreement.

Target may waive any condition specified in this §6(b) if it executes a writing so stating at or prior to the Closing.

§7. Termination.

(a) Termination of Agreement. Any of the Parties may terminate this Agreement with the prior authorization of its board of directors (whether before or after stockholder approval) as provided below:

(i) the Parties may terminate this Agreement by mutual written consent at any time prior to the Effective Time;

(ii) Buyer and Transitory Subsidiary may terminate this Agreement by giving written notice to Target at any time prior to the Effective Time (A) in the event that any of the Target representations and warranties set forth in this Agreement shall not be true and correct to the extent set forth in §6.1(a)(iii) or Target shall have breached or failed to perform any of its covenants or other obligations under this Agreement to the extent set forth in §6.1(a)(iv) and such failure or breach has continued without cure for a period of 10 days after the notice of breach; or (B) if the Closing shall not have occurred on or before the Outside Date by reason of the failure of any condition precedent under §6(a) hereof (unless the failure results primarily from Buyer or Transitory Subsidiary breaching any representation, warranty, or covenant contained in this Agreement);

(iii) Target may terminate this Agreement by giving written notice to Buyer and Transitory Subsidiary at any time prior to the Effective Time (A) in the event that any of the Buyer or the Transitory Subsidiary representations or warranties shall not be true and correct to the extent set forth in §6.1(b)(i) or Buyer or Transitory Subsidiary shall have breached or failed to perform any of its covenants or other obligations under this Agreement to the extent set forth in §6.2(b)(ii) and Target has notified Buyer and Transitory Subsidiary of such failure or breach and the breach has continued without cure for a period of 10 days after the notice of breach; or (B) if the Closing shall not have occurred on or before the Outside Date, by reason of the failure of any condition precedent under §6(b) hereof (unless the failure results primarily from Target breaching any representation, warranty, or covenant contained in this Agreement); or

(iv) any Party may terminate this Agreement by giving written notice to the other Parties at any time after the Special Meeting in the event this Agreement and the Merger fail to receive the Requisite Stockholder Approval.

(b) Effect of Termination. If any Party terminates this Agreement pursuant to §7(a) above, all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party (except for any liability of any Party then in breach); provided, however, that the confidentiality provisions contained in §5(e) above and in the Non-Disclosure Agreement dated                  between the Parties shall each survive any such termination and the Buyer’s obligation to pay Target HSR Fees shall also survive any such termination.

§8. Survival; Indemnification; Shareholder Representative.

(a) Survival of Representations and Warranties.

(i) The representations and warranties of Target and Buyer, Transitory Subsidiary and Surviving Corporation, respectively, contained in this Agreement, or in any certificate or other instruments delivered pursuant to this Agreement, shall survive Closing until March 31, 2012 (the expiration of such period, the “Survival Date”), provided, however, that (i) if, at any time prior to the close of business on the Survival Date, an Officer’s Certificate (as defined in §8(g) hereof) is delivered alleging Losses and a claim for recovery under §8(b) hereof, then the claim asserted in such notice shall survive the Survival Date until such claim is fully and finally resolved.

(ii) The covenants of Target and Buyer, Transitory Subsidiary and Surviving Corporation, respectively set forth in §2 and §5 hereof shall survive the Closing Date until the expiration of the applicable statute of limitations.

(b) Indemnification.

(i) Subject to the terms and conditions of this Agreement, the Stockholders and the In the Money Optionholders agree to indemnify and hold Buyer, Transitory Subsidiary and Surviving Corporation and their respective officers, directors, and affiliates (each a “Buyer Indemnified Party” and, collectively, the “Buyer Indemnified Parties”), harmless against all claims, losses, liabilities, damages, deficiencies, costs, and expenses, including reasonable attorneys’ fees and expenses of investigation and defense, but excluding punitive, special, exemplary or consequential damages, lost profits, incidental damages, indirect damages, unrealized expectations, damages based on any type of multiple, diminution in value or other similar items (hereinafter individually a “Loss” and collectively “Losses”) incurred or sustained by the Buyer Indemnified Parties, or any of them, directly or indirectly, as a result of (A) any breach or inaccuracy of a representation or warranty of the Target contained in this Agreement or in any certificate or other instruments delivered by or on behalf of the Target pursuant to this Agreement and (B) any failure by the Target to perform or comply with any covenant applicable to it contained in this Agreement.

(ii) Subject to the terms and conditions of this Agreement, Buyer, Transitory Subsidiary, and Surviving Corporation agree to indemnify and hold the Stockholders, the In the Money Optionholders, and their respective officers, directors, and affiliates (each a “Seller Indemnified Party” and, collectively, the “Seller Indemnified Parties”), harmless against all Losses incurred or sustained by the Seller Indemnified Parties, or any of them, directly or indirectly, as a result of (A) any breach or inaccuracy of a representation or warranty of Buyer and/or Transitory Subsidiary in this Agreement or in any certificate or other instruments delivered by or on behalf of the Buyer and/or Transitory Subsidiary pursuant to this Agreement, and (B) any failure by Buyer and/or Transitory Subsidiary to perform or comply with any covenant applicable to it contained in this Agreement.

(c) Net. For all purposes of §8(b), any Loss of any Indemnified Party shall be net of (i) any insurance or other recoveries actually received by the Indemnified Party or its affiliates in connection with the facts giving rise to the right of indemnification (after accounting for reasonable costs incurred to collect such insurance recoveries); and (ii) any tax benefits actually recognized by the Indemnified Party in the year of the indemnity claim and resulting from the incurrence or payment of such Loss.

(d) Escrow Fund. As provided in §2(c)(iv)(F), at Closing Buyer shall cause Surviving Corporation to, deposit with the Escrow Agent each Stockholder’s and each In the Money Optionholder’s Pro Rata Escrow Portion in cash. The cash to be deposited in the Escrow Fund shall constitute an escrow fund (the “Escrow Fund”) to be governed in accordance with the Escrow Agreement. The Pro Rata Escrow Portion of each Stockholder and In the Money Optionholder shall be as set forth on a schedule delivered by the Target to the Escrow Agent at Closing in a form previously approved by the Escrow Agent and Surviving Corporation (the “Escrow Schedule”). Such Stockholder and In the Money Optionholder’s right to receive their respective Pro Rata Escrow Portion shall be solely a right of such Stockholder and In the Money Optionholder to receive payments as provided in this §8(d). Such Pro Rata Escrow Portion for each Stockholder and In the Money Optionholder shall be deposited by Surviving Corporation as, for this purpose, agent of each such Stockholder or In the Money Optionholder, who shall thereupon, without any act by them, be treated as having received from Surviving Corporation under §2(c)(iv)(F) hereof each such Stockholder and In the Money Optionholder’s Pro Rata Escrow Portion and then as having deposited such Pro Rata Escrow Portion into the Escrow Fund. The Escrow Fund shall be security for the indemnity obligations provided for in §8(b)(i) hereof. The Escrow Fund shall be available to compensate the Buyer Indemnified Parties for any claims by such parties for any Losses suffered or incurred by them and for which they are entitled to recovery under §8(b).

(e) Escrow Period; Distribution upon Termination of Escrow Periods. Subject to the following requirements, the Escrow Fund shall be in existence immediately following the Effective Time and shall terminate at 5:00 p.m., local time at the Escrow Agent’s headquarters, on the Survival Date (the “Escrow Period”); provided, however, that the Escrow Period shall not terminate with respect to a portion of the Escrow Fund equal to the aggregate amount of unsatisfied claims specified in any Officer’s Certificate delivered to the Escrow Agent and the Shareholder Representative prior to the Escrow Period’s termination date with respect to facts and circumstances existing prior to such date. As soon as all such claims have been resolved in accordance with this Agreement and the Escrow Agreement, the Escrow Agent shall deliver to the Stockholders and In the Money Optionholders the remaining balance of such portion which was not required to satisfy such claims. Deliveries of applicable cash out of the Escrow Fund to the Stockholders and In the Money Optionholders pursuant to this §8(e) shall be made in cash in proportion to their respective initial Pro Rata Escrow Portions with the cash delivered to each Stockholder and In the Money Optionholder rounded down to the nearest cent.

(f) Limitation on Buyer Indemnification Claims.

Notwithstanding any provision of this agreement to the contrary a Buyer Indemnified Party’s right to make claims under this §8 however, shall be subject to the following limitations and conditions:

(i) except for any claim relating to a failure to comply with the requirements of the New York Business Integrity Commission, for which no threshold shall apply, no claim shall be made with respect to any Loss (or series of related or similar Losses) unless and until the aggregate amount of all such Losses exceeds $1,000,000, and then only to the extent of such excess;

(ii) the sole and exclusive source of payment for a claim shall be limited to the amount of cash held by the Escrow Agent from time to time pursuant to the Escrow Agreement and no Buyer Indemnified Party shall seek recourse against any other assets of any Stockholder or In the Money Optionholder for any claims;

(iii) no Buyer Indemnified Party shall offer to compromise any claim unless the same offer is made to all of the Stockholders and In the Money Optionholders (similarly situated relative to the claim) based on their Pro Rata Escrow Portion; and

(iv) no claim shall be made with respect to Losses arising out of any breach (or facts constituting a breach) of this Agreement actually known by the Buyer, Transitory Subsidiary, or any of their respective Affiliates to exist at or prior to the Closing Date.

None of the Buyer Indemnified Parties, Surviving Corporation, or any of the Stockholders or In the Money Optionholders may assign their rights in the Escrow Fund or any interests therein without the prior written consent of the Buyer and the Shareholder Representative

(g) Procedure for Indemnification.

(i) With respect to an indemnity claim sought by a Buyer Indemnified Party, in order to seek indemnification under §8(b)(i), a Buyer Indemnified Party shall promptly deliver an Officer’s Certificate to the Shareholder Representative and Escrow Agent upon learning of such claim or the facts constituting such claim.

(ii) With respect to an indemnity claim sought by a Seller Indemnified Party, in order to seek indemnification under Section 8(b)(ii) a Seller Indemnified Party shall promptly deliver an Officer’s Certificate to the Buyer or the Surviving Corporation, upon learning of such claim or the facts constituting such claim.

(iii) The indemnifying party will be relieved of its indemnification obligations hereunder to the extent that it is prejudiced by the Indemnified Party’s failure to deliver an Officer’s Certificate promptly. The party from whom indemnification is sought shall respond in writing to each claim (pursuant to delivery of the Officer’s Certificate) within thirty (30) days of receipt of the Officer’s Certificate. If such party (the “Indemnifying Party”) objects to the indemnification such response shall be deemed to be an “Objection Notice”. No action shall be taken pursuant to the provisions of this Agreement or otherwise by the party seeking indemnification (unless reasonably necessary to protect the rights of the party seeking indemnification) until the expiration of the thirty (30) day response period. In this regard:

(A) If the Indemnifying Party does not give a timely Objection Notice to the Indemnifying Party, the Indemnified Party’s indemnification claim shall be considered undisputed, and the Indemnified Party shall be entitled to recover the actual amount of its Losses as described in its Officer’s Certificate, subject, in the case of an indemnification claim by Buyer, Transitory Subsidiary or Surviving Corporation, to the limitations in §8(f).

(B) If the Indemnifying Party gives a Objection Notice to the Indemnified Party, the Indemnifying Party and the Indemnified Party shall attempt in good faith to resolve their differences during the 30-day period following the Indemnifying Party’s receipt of the Indemnified Party’s Objection Notice. If they fail to resolve their disagreement during this 30-day period, either of them may unilaterally submit the disputed indemnification claim for binding arbitration before the American Arbitration Association in Cincinnati, Ohio or Chicago, Illinois in accordance with its rules for commercial arbitration in effect at the time. The award of the arbitrator or panel of arbitrators may include attorneys’ fees to the prevailing party. The award shall be final and binding on the Parties, and judgment on the award may be entered and enforced by any court having jurisdiction.

(iv) For purposes hereof, “Officer’s Certificate” shall mean a certificate signed by an officer of a Buyer Indemnified Party in connection with indemnity sought by a Buyer Indemnified Party or the Shareholder Representative with respect to indemnity sought by a Seller Indemnified Party: (a) stating that the Indemnified Party has paid, sustained, incurred, or properly accrued, or reasonably anticipates that it will have to pay, sustain, incur or accrue Losses, and (b) specifying in reasonable detail the individual item or items of Losses included in the amounts so stated, the date each such item was paid, sustained, incurred or properly accrued or the basis for such anticipated liability and the nature of the misrepresentation, breach of warranty or covenant to which such item is related.

(v) If a claim for indemnification hereunder is based on a claim by a third party (a “Third Party Claim”), the indemnifying party shall have the right to assume the entire control of the defense thereof, including at its own expense, employment of counsel reasonably satisfactory to the Indemnified Party; provided, that the Indemnified Party may participate in any proceeding with counsel of its choice at its expense. In such event, the indemnifying party shall have the right to settle or resolve any such Third Party Claim; provided, that any such settlement or resolution contemplated by the Shareholder Representative, acting on behalf of the Stockholders and In the Money Optionholders (as the indemnifying party), that involves any action by the

Buyer other than the payment of money (which is to be paid in full, on behalf of the Stockholders and In the Money Optionholders, from the Escrow Fund (subject to the applicable conditions and limits contained in this §8)) shall not be concluded without the prior written approval of the Buyer Indemnified Party, unless such approval is unreasonably withheld, delayed or conditioned; and, provided further, that any such settlement or resolution contemplated by the Buyer as the indemnifying party that involves any action other than the payment of money (which is to be paid in full by the Buyer) shall not be concluded without the prior written approval of the Shareholder Representative, which approval shall not be unreasonably withheld, delayed or conditioned.

(vi) The party claiming indemnification shall cooperate fully with the indemnifying party and make available to the indemnifying party all pertinent information under its control and reasonably available or retrievable. Without limiting the generality of the foregoing, Buyer and Transitory Subsidiary will, and will cause employees of the Surviving Corporation and its Subsidiaries to, cooperate fully with the Shareholder Representative in connection with any matter for which the Shareholder Representative, acting on behalf of the Stockholders and In the Money Optionholders, is the indemnifying party. Such cooperation shall include, without limitation, (a) assisting in the collection and preparation of discovery materials, (b) meeting with (and making employees available to meet with) the Shareholder Representative and/or his or its counsel to prepare for and/or appears as witnesses at depositions, court proceedings and/or trial and (c) providing to the Shareholder Representative and/or his or its counsel all information under the control of the Surviving Corporation or any of its Subsidiaries that is deemed necessary by the Shareholder Representative and/or his or its counsel for the defense or prosecution of such matter.

(h) Subrogation. If (i) the Shareholder Representative authorizes any indemnification payment hereunder, and (ii) the Buyer, Transitory Subsidiary or the Surviving Corporation and its Subsidiaries has or may have a claim against a third party (including, without limitation, any insurer) in respect of the related Losses, the Shareholder Representative, on behalf of the Stockholders and In the Money Optionholders, shall be subrogated to the rights and claims of the Buyer, Transitory Subsidiary, or the Surviving Corporation and such Subsidiary, as the case may be, against such thirty party. The Shareholder Representative (on behalf of the Stockholders and In the Money Optionholders) shall not, however, have the right to collect aggregate payments from such third party or third parties in excess of the actual amount of the indemnification payment previously paid from the Escrow Fund with respect to such Losses. The Buyer Transitory Subsidiary and the Surviving Corporation will, and will cause the Subsidiaries to, execute and deliver to the Shareholder Representative such documents and take such other actions as may reasonably be requested in order to give effect to this §8(h).

(i) Fees. All fees (including attorney’s fees) of the Escrow Agent for performance of its duties hereunder shall be paid by Buyer, the Transitory Subsidiary or the Surviving Corporation in accordance with the standard fee schedule of the Escrow Agent previously delivered to Buyer. It is understood that the fees and usual charges agreed upon for services of the Escrow Agent shall be considered compensation for ordinary services as contemplated by this Agreement. In the event that the conditions of this Agreement are not promptly fulfilled, or if the Escrow Agent renders any service not provided for in this Agreement but that has been requested by an officer of Buyer, the Transitory Subsidiary or the Surviving Corporation, or if the parties request a substantial modification of the terms of the Agreement, or if any controversy arises, or if the Escrow Agent is made a party to, or intervenes in, any litigation pertaining to the Escrow Fund or its subject matter, the Escrow Agent shall be reasonably compensated for such extraordinary services and reimbursed for all costs, attorney’s fees, including allocated costs of in-house counsel, and expenses occasioned by such default, delay, controversy or litigation.

(j) Shareholder Representative.

(i) By virtue of the approval of the Merger and this Agreement by the Requisite Stockholder Approval, each of the Stockholders shall be deemed to have agreed to appoint Joseph Mayernik, as its agent and attorney-in-fact, as the “Shareholder Representative” for and on behalf of the Stockholders to take all actions under this Agreement that are to be taken by the Shareholder Representative. The Shareholder Representative is authorized and empowered to take any and all actions which it believes are reasonably necessary or appropriate under this Agreement, including without limitation giving and receiving notices and communications, to authorize payment to any Buyer Indemnified Party from the Escrow Fund in satisfaction of claims by any Buyer Indemnified Party, to object to such payments, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, to assert, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to, any other claim by any Buyer Indemnified Party against any Stockholder or In the Money Optionholder or by any such Stockholder or In the Money Optionholder against any Buyer Indemnified Party or any dispute between any Buyer Indemnified Party and any such Stockholder or In the Money Optionholder, in each case relating to this Agreement or the transactions contemplated hereby, and to take all other actions that are either (i) necessary or appropriate in the judgment of the Shareholder Representative for the accomplishment of the foregoing or (ii) specifically mandated by the terms of this Agreement. Such agency may be changed from time to time upon not less than thirty (30) days prior written notice to Buyer Indemnified Parties; provided, however, that the Shareholder Representative may not be removed unless holders of seventy-five percent (75%) interest of the Escrow Fund agree to such removal and to the identity of the substituted agent. A vacancy in the position of Shareholder Representative may be filled by the holders of a majority in interest of the Escrow Fund. No bond shall be required of the Shareholder Representative, and the Shareholder Representative shall not receive any compensation for its services. Notices or communications to or from the Shareholder Representative shall constitute notice to or from the Stockholders and In the Money Optionholders. Without limiting the generality of the foregoing, the Shareholder Representative shall have the full power and authority to interpret all the terms and provisions of this Agreement and to consent to any amendment hereof thereof in its capacity as Shareholder Representative.

(ii) The Shareholder Representative shall not be liable for any act done or omitted hereunder as Shareholder Representative while acting in good faith and in the exercise of reasonable judgment. The Stockholders and In the Money Optionholders shall indemnify the Shareholder Representative and hold the Shareholder Representative harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Shareholder Representative and arising out of or in connection with the acceptance or administration of the Shareholder Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Shareholder Representative (“Shareholder Representative Expenses”). This indemnification shall survive termination of this Agreement. A decision, act, consent or instruction of the Shareholder Representative, including an amendment, extension or waiver of this Agreement, shall constitute a decision of the Stockholders and In the Money Optionholders and shall be final, binding and conclusive upon the Stockholders and In the Money Optionholders; and the Escrow Agent and Buyer may rely upon any such decision, act, consent or instruction of the Shareholder Representative as being the decision, act, consent or instruction of the Stockholders and In the Money Optionholders. The Shareholder Representative may in all questions arising under this Agreement seek advice of legal counsel, and for anything done, omitted or suffered in good faith by the Shareholder Representative in accordance with such advice, the Shareholder Representative shall not be liable to any Stockholder or In the Money Optionholder. The Escrow Agent and Buyer Indemnified Parties are hereby relieved from any liability to any person for any decision, act, consent or instruction of the Shareholder Representative.

(k) Authorization. In no event shall the Shareholder Representative be liable hereunder or in connection herewith to any Stockholder or In the Money Optionholder for any indirect, punitive, special or consequential damages. Without limiting any other provision of this §8, the Shareholder Representative is authorized to, without limitation:

(i) Give and receive all notices or documents given or to be given to Shareholder Representative pursuant hereto or in connection herewith and to receive and accept services of legal process in connection with any suit or proceeding arising under this Agreement;

(ii) Engage counsel, and such accountants and other advisors and incur such other expenses in connection with this Agreement and the transactions contemplated hereby or thereby as the Shareholder Representative may in its sole discretion deem appropriate; and

(iii) After the Effective Time, take such action as the Shareholder Representative may in its sole discretion deem appropriate in respect of: (A) waiving any inaccuracies in the representations or warranties of Buyer or Transitory Subsidiary contained in this Agreement or in any document delivered by Buyer or Transitory Subsidiary pursuant hereto; (B) taking such other action as the Shareholder Representative is authorized to take under this Agreement; (C) receiving all documents or certificates and making all determinations, in its capacity as Shareholder Representative, required under this Agreement; and (D) all such actions as may be necessary to carry out any of the transactions contemplated by this Agreement, including, without limitation, the defense and/or settlement of any claims for which indemnification is sought pursuant to this §8 and any waiver of any obligation of Buyer, Transitory Subsidiary or the Surviving Corporation.

(l) Reasonable Reliance. In the performance of its duties hereunder, the Shareholder Representative shall be entitled to (i) rely upon any document or instrument reasonably believed to be genuine, accurate as to content and signed by any Stockholder, any In the Money Optionholder, or any party hereunder and (ii) assume that any person purporting to give any notice in accordance with the provisions hereof has been duly authorized to do so.

(m) Orders. The Shareholder Representative is authorized, in its sole discretion, to comply with final, nonappealable orders or decisions issued or process entered by any court of competent jurisdiction or arbitrator with respect to the Escrow Fund. If any portion of the Escrow Fund is disbursed to the Shareholder Representative and is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, the Shareholder Representative is authorized, in its sole discretion, but in good faith, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action; and if the Shareholder Representative complies with any such order, writ, judgment or decree, he shall not be liable to any Stockholder or In the Money Optionholder or to any other person by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled set aside or vacated.

(n) Expenses of the Shareholder Representative. The Shareholder Representative shall be entitled to reimbursement of all expenses incurred in connection with its duties as Shareholder Representative hereunder from the Stockholders and In the Money Optionholders based on their respective Pro Rata Escrow Portion. If a Stockholder or In the Money Optionholder shall default in its or their obligations to reimburse the Shareholder Representative hereunder, the Shareholder Representative shall be entitled to withhold from distribution to the defaulting Stockholder and In the Money Optionholder an amount equal to such defaulted obligation.

(o) Irrevocable Appointment. Subject to §8(j), the appointment of the Shareholder Representative hereunder is irrevocable and any action taken by the Shareholder Representative pursuant to the authority granted in this §8 shall be effective and absolutely binding as the action of the Shareholder Representative under this Agreement.

(p) Treatment of Indemnity Payments. All payments made pursuant to this §8 shall be treated as adjustments to the Merger Consideration for tax purposes and such agreed treatment shall govern for purposes of this Agreement.

(q) Remedies Exclusive. The remedies provided for in this §8 shall be the exclusive remedies of the Parties after the Closing in connection with this Agreement, including, without limitation, any breach or non-performance of any representation, warranty, covenant, or agreement contained in this Agreement, and no Party (and no Affiliate of any Party) may, after the Closing, commence any suit, action, or proceeding against any other Party (or any other Person) with respect to this Agreement, whether in contract, tort, or otherwise, except to enforce such Party’s express rights under this §8. The provisions of this §8(q) were specifically bargained for and reflected in the amounts payable to the Stockholders and In the Money Optionholders.

§9. Miscellaneous.

(a) Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the other Parties; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law (in which case the disclosing Party will use its reasonable best efforts to advise the other Party prior to making the disclosure).

(b) No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns; provided, however, that (i) the provisions in §2 above concerning payment of the Merger Consideration are intended for the benefit of Stockholders and In the Money Optionholders and (ii) the provisions in §5(h) above concerning insurance and indemnification are intended for the benefit of the individuals specified therein and their respective legal representatives.

(c) Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

(d) Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties.

(e) Counterparts. This Agreement may be executed in one or more counterparts, (including by means of facsimile), each of which shall be deemed an original but all of which together will constitute one and the same instrument.

(f) Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

(g) Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) 1 business day after being sent to the recipient by reputable overnight courier service (charges prepaid), (iii) 1 business day after being sent to the recipient by facsimile transmission, or (iv) 4 business days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:

If to Target:	Healthcare Waste Solutions, Inc.
4357 Ferguson Drive, Suite 100
Cincinnati, Ohio 45245
	Attention:	Mr. Joseph Mayernik
President and Chief Executive Officer
Fax: (513) 475-3060

Copy to:	Choate, Hall & Stewart LLP
2 International Place
Boston, MA 02110
	Attention:	Mr. Charles J. Johnson
Fax: (617) 248-4000

If to Buyer:	Stericycle, Inc.
28161 North Keith Drive
Lake Forest, Illinois 60045
	Attention:	Mr. Frank J.M. ten Brink
Executive Vice President
and Chief Financial Officer
Fax: (847) 367-9462

Copy to:	Johnson and Colmar
2201 Waukegan Road, Suite 260
Bannockburn, Illinois 60015
	Attention:	Mr. Craig P. Colmar
Fax: (312) 922-9285

If to Transitory
Subsidiary:	SAMW Acquisition Corp.
28161 North Keith Drive
Lake Forest, Illinois 60045
	Attention:	Mr. Frank J.M. ten Brink
Vice President
Fax: (847) 367-9462

Copy to:	Johnson and Colmar
2201 Waukegan Road, Suite 260
Bannockburn, Illinois 60015
	Attention:	Mr. Craig P. Colmar
Fax: (312) 922-9285

Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

(h) Governing Law; Forum; Waiver of Jury Trail. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Subject to §8(q), any proceeding arising out of or relating to this Agreement

(except for claims for indemnification under the Escrow Agreement, which shall be governed by the terms and conditions of the Escrow Agreement to the extent that they reflect §8 of this Agreement) may be brought in the courts located in the State of Delaware. This provision may be filed with any court as written evidence of the knowing and voluntary irrevocable agreement between the Parties to waive any objections to jurisdiction, venue, or convenience of forum.

(i) Amendments and Waivers. The Parties may mutually amend any provision of this Agreement at any time prior to the Effective Time with the prior authorization of their respective boards of directors; provided, however, that any amendment effected subsequent to stockholder approval will be subject to the restrictions contained in the Delaware General Corporation Law. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such default, misrepresentation, or breach of warranty or covenant.

(j) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

(k) Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires. The word “including” shall mean including without limitation.

(l) Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

[Remainder of Page Intentionally Blank]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the Execution Date.

STERICYCLE, INC.

By:	/s/ Frank J.M. ten Brink
Name:	Frank J.M. ten Brink
Title:	Executive Vice President and
Chief Financial Officer

HEALTHCARE WASTE SOLUTIONS, INC.

By:	/s/ Joseph Mayernik
Name:	Joseph Mayernik
Title:	Chief Executive Officere

SAMW ACQUISITION CORP.

By:	/s/ Frank J.M. ten Brink
Name:	Frank J.M. ten Brink
Title:	Vice President

SHAREHOLDER REPRESENTATIVE

/s/ Joseph Mayernik
Joseph Mayernik